SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2003.

Commission File Number: 1-14840

AMDOCS LIMITED

Suite 5, Tower Hill House Le Bordage
St. Peter Port, Island Of Guernsey, GY1 3QT Channel Islands

Amdocs, Inc.
1390 Timberlake Manor Parkway, Chesterfield, Missouri, 63017

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F _X_ FORM 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No _X_

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _X_

Amdocs Limited is submitting its annual report to shareholders for the fiscal year ended September 30, 2003. A copy of such annual report is attached hereto as Exhibit 99.1.

Exhibits

99.1 Amdocs Limited Annual Report to Shareholders for the fiscal year ended September 30, 2003.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMDOCS LIMITED

/s/ Thomas G. O'Brien

Thomas G. O'Brien
Treasurer and Secretary
Authorized U. S. Representative

Date: December 24, 2003

AMDOCS ANNUAL REPORT 2003 >

"THE AMDOCS PRODUCT APPROACH HELPS US DRIVE DOWN THE TOTAL COST OF OWNERSHIP AND REACT TO MARKET NEEDS QUICKLY TO LAUNCH NEW SERVICES."

VISHANT VORA, CTO & VP
Connex (Vodafone affiliate), Romania


VALUE >


AND CRM SUPPORTS
ALL THE ADVANCED
SERVICES WE NEED
TO BE A SUCCESSFUL
INNOVATION LEADER
IN OUR MARKET."
WALTER GOLDENITS
IT DIRECTOR
mobilkom austria
>INNOVATIVE


CIO
Wholesale, UK
ATIONSHIPS >

"ONLY AMDOCS HAS THE MUSCLE
TO IMPLEMENT CONVERGENCE
FOR TRULY INTEGRATED CUSTOMER
MANAGEMENT: BILLING-CRM,
PREPAID-POSTPAID AND VOICE-DATA."

WERNER NOZ, CTO
excelcom, Indonesia


> CONVERGENCE

"BY WORKING TOGETHER, TA ORANGE AND AMDOCS HAVE BEEN ABLE TO HELP TA ORANGE ACHIEVE THE NUMBER ONE POSITION FOR CUSTOMER SATISFACTION WITH BILLING."

JAMIE HEYWOOD, COO
TA Orange, Thailand


TELEKOM AUSTRIA >
TELKOM SA >
TELMEX >
TELSTRA >
TESS >
PARTNERSHIP >


"AMDOCS DELIVERED
SCALABIL SUPPORT
WORLD-RECORD FROM ZERO
TO MORE TEN MILLION
SUBSCRIBERS FIVE YEARS.
KI-CHUL KIM
> SCALABLE

[illegible]

[illegible] 1998

[illegible]

[illegible] EFFICIENCIES.

[illegible]

[illegible] CONVERGENT BILLING FOR VOICE, DATA, CONTENT, COMMERCE

[illegible] CUSTOMER RELATIONSHIP MANAGEMENT APPLICATIONS

[illegible] SERVICES INCLUDE SYSTEM INTEGRATION AND IMPLEMENTATION SERVICES,

[illegible] SERVICES AND MANAGED SERVICES.

[illegible] 2003

[illegible]

[illegible] SERVICE COMPANIES IN [illegible] COUNTRIES WORLDWIDE.

[illegible] AND SUPPORT CENTERS IN BRAZIL, CANADA, CYPRUS, CZECH REPUBLIC,

[illegible] AND THE USA.

BUILDING STRONGER, MORE PROFITABLE CUSTOMER RELATIONSHIPS >


10.7.13.61
10.7.13.63
CHAMPAIGN
Search



Billing
ClarifyCRM
e End

TO OUR SHAREHOLDERS >>

Fiscal 2003 was a good year for Amdocs. We experienced renewed business growth and momentum, despite tough market conditions. This is reflected in our solid business results. As a result of the challenging environment in the communications industry, Amdocs ended the year with revenue of $1.483 billion, which was less than last year's $1.614 billion. This reflected a declining revenue trend that began in the third quarter of fiscal 2002. However, we were pleased to reverse this trend during fiscal 2003 to show quarterly sequential revenue growth beginning in the second quarter. Our balance sheet also improved with the cash and cash equivalent balance increasing to $1.291 billion. GAAP net income and diluted earnings per share for the year were $168.9 million and $0.77, respectively. Excluding acquisition-related costs and other items and related tax effects, pro forma net income for fiscal 2003 was $194.4 million, while pro forma diluted earnings per share were $0.88.

We attribute our business momentum to the disciplined execution of our strategy. In 2003 we continued to focus on building long-term customer relationships with industry leaders. This strategy enables us to better understand our customers' business needs and provide proactive solutions that help them focus on their customers and achieve profitable growth. Our long-term customer relationships are key to our financial strength and are a springboard for growth. We have also made it a priority to increase our operating efficiency. By streamlining our business processes and improving our internal cost structure, we are able to operate more efficiently and deliver greater value to both our customers and our shareholders. Lastly, we remain committed to providing a unique set of products and services to our customers. Through our R&D investment, we offer innovative solutions to our customers' business needs. In addition, our combination of products and services ensures the reliable delivery of our solutions, while also providing us with a flexible business model that can adjust with market cycles. By focusing on these strategic priorities, we have not only achieved increased business momentum in fiscal 2003, but we have also built a solid foundation for future growth.

In 2003, we have successfully grown our market leadership, leveraging our product and services offering to differentiate us from the competition. We have also continued to expand our global customer base of industry-leading companies. These advantages, along with our financial strength and sound business strategy, position us for future growth and strengthened leadership in the communications market. We are also exploring new, long-term revenue opportunities for Amdocs in other vertical markets, such as financial services, where we can leverage our strengths in billing and CRM.

AMDOCS. THE CUSTOMER IS THE BOTTOM LINE >>

The success of our business is dependent upon our ability to build strong, long-term relationships with our customers. In 2003 we made significant progress in this area. Most noteworthy was the expansion of our relationships with Bell Canada, SBC Communications Inc., and Vodafone Group. At Bell Canada, following our successful implementation of key system modernization programs, Amdocs achieved a major managed services agreement for billing operations through 2010. This achievement reflects Bell Canada's confidence in our ability to deliver large-scale, complex solutions. The agreement is based on our acquisition of Bell Canada's ownership interest in Certen Inc., a company formed by Bell Canada and Amdocs. Building on our 20-year history of service with SBC Communications Inc., we also signed a landmark agreement with SBC Services Inc., an SBC affiliate and one of the largest directory publishers in the world. Under this seven-year agreement, Amdocs is providing SBC Services Inc. with a complete IT managed services solution that will improve efficiencies through the consolidation and modernization of systems into a single, integrated solution. Both of these agreements not only reaffirm Amdocs as a leading provider of managed services solutions for communications service providers, but also demonstrate our ability to successfully build long-term relationships with our customers.

Through additional projects we also strengthened our existing relationships with many other customers, including:

> **mobilkom austria**, Austria's largest wireless provider, upgraded its existing Amdocs billing platform with Amdocs Enabler to support new services and revenue streams.

> We also experienced increased penetration within our ClarifyCRM customer base with additional projects at **BT, Brasil Telecom SA, Telekom Austria, ONO, Wind Telecomunicazioni SPA and UTA Telekom AG**.

> Amdocs has a successful, long-term relationship with **Vodafone Group**, encompassing numerous implementations at Vodafone companies worldwide. In 2003, we expanded this relationship through the following projects:

> > **SFR (Groupe Cegetel)**, the wireless subsidiary of Groupe Cegetel, which is a Vodafone Group affiliate in France, selected Accenture and Amdocs to implement Amdocs for integrated customer management, including billing, CRM, and Partner Relationship Management (PRM), replacing multiple billing and CRM systems to support all voice and next generation data, content and commerce services.

> > **Connex (MobiFon SA)**, the Vodafone Group affiliate in Romania, extended its Amdocs Enabler implementation with Amdocs eCare and Amdocs PRM applications.

> > **Vodafone Hungary** is implementing Amdocs systems for end-to-end billing functionality.

Our ability to expand relationships with our existing customers was complemented by our success in securing new customer wins. In 2003, we enlarged our global customer base with new strategic customers, including:

> **Far EasTone Telecommunications**, the leading wireless service provider in Taiwan, selected Amdocs Enabler to replace five competitor systems to support convergent voice, data, content and commerce billing for more than 4.3 million prepaid and postpaid subscribers.

> **Dex Media Inc.**, the directory publisher for Qwest Communications International, signed a five-year IT outsourcing agreement with Amdocs to support Dex Media's yellow pages, white pages and electronic products.

IMPROVING OPERATING EFFICIENCY >>

In 2003 we made significant improvements in the way we do business. We focused on streamlining our business processes and improving our long-term cost structure. As part of this strategy we launched many initiatives in 2003 including operational efficiency and product quality programs. We continued with the Capability Maturity Model (CMM) certification of our development centers. With CMM we have been able to establish a framework for continuous improvement in our software development processes. In 2003, we also completed the company-wide implementation of the Time to Market product development methodology. Both of these initiatives ensure our development processes follow the highest industry standards to deliver the right products, to the right markets, at the right time.

We also completed our corporate restructuring in 2003. We have now aligned our Delivery Divisions by region to provide in-depth local support. In so doing, we are able to maintain a global focus in our business, while providing more effective local support to our customers. In addition, we have continued the evolution of our Offerings Group. Within this group we have more closely aligned our billing and CRM product business units, maintaining an appropriate level of product line specialization, while leveraging synergies in our sales, customer support, R&D and marketing resources to grow our business more efficiently. In 2003, we also welcomed Michael Matthews as our new Chief Marketing Officer and Harel Kodesh as our new Chief Product Officer. These new roles within our organization ensure that our marketing and product development efforts incorporate industry-leading best practices for improved efficiency and greater market impact.

INTEGRATED CUSTOMER MANAGEMENT: BILLING + CRM | PRODUCTS + SERVICES >>

Our customers face the common challenge of building stronger, more profitable relationships with their customers. This requires the ability to identify, keep and grow relationships with their most valuable customers. We believe that to do this successfully our customers must adopt a truly integrated approach to customer management. Integrated customer management seamlessly links all critical, customer-facing business processes and touch points to grow customer value. Amdocs delivers integrated customer management by providing both an innovative portfolio of pre-integrated billing and CRM products that support any service or business model and a comprehensive services offering to implement and support them. Our commitment to delivering integrated customer management is reflected in our 2003 product innovations.

In 2003 we launched major releases of our flagship products – Amdocs Enabler 5 and Amdocs ClarifyCRM 12. In these releases we introduced out-of-the-box, productized billing and CRM integration, enabling ease of implementation of our products as well as with third-party and legacy applications. This functionality provides our customers with the potential to achieve integrated customer management regardless of their current operating environment. These releases also provide additional functionality that allows our customers to drive profitability within their businesses. In Enabler 5 we support new revenue streams and business models with advanced online charging capabilities and support for multi-market and multi-national operations, all on a single platform. With ClarifyCRM 12 we empower companies to provide leading-edge customer service and support. Featuring advanced user interface technology that delivers real-time, relevant, and actionable customer information to the service agent's desktop, ClarifyCRM 12 transforms the high-volume call center into a more efficient and effective multi-channel customer contact center. We further evolved our CRM offering in 2003 with the acquisition of the technology assets of Exchange Applications Inc. (Xchange). Now re-branded as part of the Amdocs ClarifyCRM suite of applications, the robust campaign management and real-time decisioning capabilities obtained through this acquisition complement our strengths in operational CRM to deliver complete, closed-loop customer management.

SUMMARY >>

We would like to take this opportunity to thank you, our shareholders, for your support throughout 2003 and our employees for their tireless, ongoing commitment to delivering business value to our customers. Our focus on building long-term customer relationships, increasing operating efficiency, and providing innovative products and services to deliver true, integrated customer management, will enable us to expand Amdocs' market leadership. Moving forward, we believe that our market leadership, combined with financial strength and sound business strategy, position us to drive future growth and generate even greater value for our shareholders.





BRUCE K. ANDERSON >>
Chairman of the Board and President
Amdocs Limited

DOV BAHARAV >>
President and Chief Executive Officer
Amdocs Management Limited
Director, Amdocs Limited

(in thousands, except per share data)	2003	2002	2001
Total Revenue	**$1,483,327**	$1,613,565	$1,533,910
Operating Income [1]	**$ 210,418**	$ 49,161	$ 159,281
Net Income (Loss) [1]	**$ 168,883**	$ (5,061)	$ 66,386
Net Cash from Operating Activities	**$ 381,971**	$ 412,276	$ 337,987
Diluted Earnings (Loss) Per Share [1]	**$ 0.77**	$ (0.02)	$ 0.29

	Q4/03	Q3/03	Q2/03	Q1/03	Q4/02
Total Revenue ($ millions)	$ 411.7	$ 377.2	$ 355.0	$ 339.4	$ 355.5
Diluted Earnings (Loss) Per Share[2] ($)	$ 0.20	$ 0.21	$ 0.21	$ 0.15	$ (0.04)


($ millions)
2000
2001
2002
2003


($ millions)
250
225
200
175
150
125
100
75
50
25
0
1999
2000
2001
2002
2003


($ millions)
378
336
294
252
210
168
126
84
42
0
Q4/02
Q1/03
Q2/03
Q3/03
Q4/03


($ millions)
2000
2001
2002
2003


($ millions)
315
280
245
210
175
140
105
70
35
0
1999
2000
2001
2002
2003


($ millions)
140
126
112
98
84
70
56
42
28
14
0
1999
2000
2001
2002
2003

(1) EXCLUDES AMORTIZATION OF PURCHASED INTANGIBLE ASSETS, AND IN 2002 AND 2001 AMORTIZATION OF GOODWILL, AND IN 2003 THE CUMULATIVE EFFECT FOR THE COMPANY'S 10% SHARE IN CERTEN INC.'S PRE-ACQUISITION RESULTS, AND IN 2002 WRITE-OFF OF PURCHASED IN-PROCESS RESEARCH AND DEVELOPMENT RELATED TO ACQUISITION AND IN 2003 AND 2002 GAINS RELATED TO THE REPURCHASE OF CONVERTIBLE NOTES AND RESTRUCTURING CHARGES.

(2) EXCLUDES AMORTIZATION OF PURCHASED INTANGIBLE ASSETS, AND IN Q4/02 AMORTIZATION OF GOODWILL, AND IN Q4/03 THE CUMULATIVE EFFECT FOR THE COMPANY'S 10% SHARE IN CERTEN INC.'S PRE-ACQUISITION RESULTS, AND IN Q1/03 AND Q4/02 GAINS RELATED TO THE REPURCHASE OF CONVERTIBLE NOTES, AND IN Q1/03 AND Q4/02 RESTRUCTURING CHARGES.

(3) EXCLUDES AMORTIZATION OF PURCHASED INTANGIBLE ASSETS IN 2003, 2002, 2001 AND 2000, AND IN 2002, 2001 AND 2000 AMORTIZATION OF GOODWILL, AND IN 2003 THE CUMULATIVE EFFECT FOR THE COMPANY'S 10% SHARE IN CERTEN INC.'S PRE-ACQUISITION RESULTS, AND IN 2002 AND 2000 WRITE-OFFS OF PURCHASED IN-PROCESS RESEARCH AND DEVELOPMENT RELATED TO ACQUISITIONS, AND IN 2003 AND 2002 RESTRUCTURING CHARGES.

(4) INCLUDES SHORT-TERM INTEREST-BEARING INVESTMENTS.

(5) FREE CASH FLOW, DEFINED AS CASH FLOW FROM OPERATIONS LESS NET CAPITAL EXPENDITURES AND PAYMENTS OF CAPITAL LEASES.

[illegible] LINES
[illegible]
[illegible]
[illegible]
[illegible]ACOM
[illegible] CANADA
[illegible]SOUTH ADVERTISING &
[illegible]ISHING CORPORATION
[illegible]SOUTH
[illegible]
[illegible]ASIL TELECOM SA
[illegible]ADWING
[illegible]
[illegible]LE & WIRELESS
[illegible]TELECOM
[illegible]
[illegible]LCOM
[illegible]NTURYTEL
[illegible]GULAR WIRELESS
[illegible]
[illegible]NEX (MOBIFON SA)
[illegible]
[illegible] TELECOM
[illegible]TSCHE TELEKOM
[illegible] MEDIA INC.
[illegible] TELECOM
[illegible]COM
[illegible]ECOM
[illegible]EASTONE
[illegible] COMMUNICATIONS
[illegible]AN TELECOM
[illegible]
[illegible]
[illegible]TELECOM
[illegible]

MOBILKOM AUSTRIA
NETCOM GSM
NETIA
NEWSOUTH COMMUNICATIONS
NEXTEL COMMUNICATIONS
NEXTEL PARTNERS INC.
NUVOX COMMUNICATIONS
O2 IRELAND
ONO
ORANGE COMMUNICATIONS SA
PANNON GSM
PARTNER COMMUNICATIONS
PELEPHONE
PUERTO RICO TELEPHONE
QWEST
ROGERS AT&T WIRELESS
SBC COMMUNICATIONS INC.
SBC SERVICES INC.
SENSIS PTY LTD
SFR (GROUPE CEGETEL)
SONOFON
"SPARQ" (NEW CENTURY INFOCOMM TECH.)
SPRINT
SPRINT PCS
SUNRISE (TDC SWITZERLAND AG)
TA ORANGE
TALKLINE
TDC
TELE.RING
TELECOM ARGENTINA
TELEFÓNICA DE ESPAÑA
TELEFÓNICA PUBLICIDAD E INFORMACIÓN (TPI BRAZIL)
TELEKOM AUSTRIA

TELET (CLARO DIGITAL)
TELIA MOBILE DENMARK
TELKOM SA
TELMEX
TELSTRA
TELSTRACLEAR
TELUS MOBILITY
TESS
T-MOBILE AUSTRIA
T-MOBILE CZECH REPUBLIC (RADIOMOBIL)
T-MOBILE DEUTSCHLAND
T-MOBILE NETHERLANDS BV
T-MOBILE UK
T-MOBILE USA INC.
TSI TELECOMMUNICATION SERVICES
US CELLULAR
UTA TELEKOM AG
VERIZON
VERIZON INFORMATION SERVICES
VERIZON COMMUNICATIONS INTERNATIONAL
VIMPELCOM
VODAFONE AUSTRALIA
VODAFONE D2
VODAFONE HUNGARY
VODAFONE NETHERLANDS
VODAFONE UK
WESTERN WIRELESS CORPORATION
WIND TELECOMMUNICAZIONI SPA

THE CUSTOMER IS THE BOTTOM LINE >

AMDOCS FINANCIAL REVIEW >2003

CONTENTS

FORWARD LOOKING STATEMENTS

This document contains forward-looking statements (within the meaning of the United States federal securities laws) that involve substantial risks and uncertainties. You can identify these forward-looking statements by words such as "expect", "anticipate", "believe", "seek", "estimate", "project", "forecast", "continue", "potential", "should", "would", "could" and "may", and other words that convey uncertainty of future events or outcome. Statements that we make in this document that are not statements of historical fact also may be forward-looking statements. Forward-looking statements are not guarantees of future performance, and involve risks, uncertainties and assumptions that may cause our actual results to differ materially from the expectations that we describe in our forward-looking statements. There may be events in the future that we are not accurately able to predict, or over which we have no control. You should not place undue reliance on forward-looking statements. We do not promise to notify you if we learn that our assumptions or projections are wrong for any reason. We disclaim any obligation to update our forward-looking statements, except where applicable law may otherwise require us to do so.

Important factors that may affect these projections or expectations include, but are not limited to: changes in the overall economy; changes in competition in markets in which we operate; changes in the demand for our products and services; consolidation within the industries in which our customers operate; the loss of a significant customer; changes in the telecommunications regulatory environment; changes in technology that impact both the markets we serve and the types of products and services we offer; financial difficulties of our customers; losses of key personnel; difficulties in completing or integrating acquisitions; litigation and regulatory proceedings; and acts of war or terrorism. For a discussion of these important factors, please read the information set forth under the caption "Risk Factors" in the Form 20-F that we have most recently filed with the United States Securities and Exchange Commission ("SEC").

INTRODUCTION

In this section, we discuss the general financial condition and the results of operations for Amdocs Limited and its subsidiaries including:

- the factors that affect our business,
- our revenue and costs for the fiscal years ended September 30, 2003, 2002 and 2001,
- the reasons why such revenue and costs were different from year to year,
- the sources of our revenue,
- how all of this affects our overall financial condition,
- our expenditures for the fiscal years ended September 30, 2003, 2002 and 2001, and
- the sources of our cash to pay for future capital expenditures and possible acquisitions.

In this section, we also analyze and explain the annual changes in the specific line items in our consolidated statements of operations. You should read this section in conjunction with our consolidated financial statements and the notes thereto, which follow.

OVERVIEW OF BUSINESS AND TREND INFORMATION

Our market focus is primarily the communications industry, and we are a leading provider of software products and services to that industry. The products and services that we provide are known as integrated customer management systems, which we refer to as "Integrated Customer Management". Our Integrated Customer Management product offerings consist primarily of billing and customer relationship management systems, which we refer to, collectively, as "Customer Care and Billing Systems", or "CC&B Systems". We refer to customer relationship management products included within CC&B Systems as "CRM" products. Our portfolio also includes a full range of directory sales and publishing systems, which we refer to as "Directory Systems", for publishers of both traditional printed yellow page and white page directories and electronic Internet directories.

Our Integrated Customer Management systems are designed to meet the mission-critical needs of leading communications service providers. We support a wide range of communications services, including wireline, wireless, voice, data, broadband, content, electronic and mobile commerce and Internet Protocol ("IP") based services. We also support companies that offer multiple service packages, commonly referred to as bundled or convergent services. Due to the complexity of our customers' projects and the expertise required for system support, we also provide extensive implementation, system integration, system modification, ongoing support, system enhancement and maintenance services. In addition, we offer "Managed Services", which include services such as the operation of data centers, the provision of billing services and communications facility management services, in all cases on either or a combination of a fixed or unit charge basis to our customers.

As part of our strategy, we may pursue acquisitions and other initiatives in order to offer new products or services or otherwise enhance our market position or strategic strengths. See the discussion below under the caption "Acquisitions".

We derive our revenue principally from:

- the initial sales of our products and related services, including license fees and modification, implementation and integration services,
- providing Managed Services, and other related services for our solutions, and
- recurring revenue from ongoing support and maintenance provided to our customers, and from incremental license fees resulting from increases in a customer's business volume.

We usually sell our software as part of an overall solution offered to a customer, in which significant modification is normally required. As a result, we generally recognize revenue over the course of these long-term projects. Initial license fee revenue is recognized as work is performed, using the percentage of completion method of accounting. Subsequent license fee revenue is recognized upon completion of specified conditions in each contract. Service revenue that involves significant ongoing obligations, including fees for software customization, implementation and modification, also is recognized as work is performed, under the percentage of completion method of accounting. Revenue from software solutions that do not require significant customization and modification is recognized upon delivery. In Managed Services contracts, we typically recognize revenue from the operation of a customer's system either ratably over the service period or as services are performed. Revenue from ongoing support services is recognized as work is performed. Revenue from third-party hardware and software sales is recognized upon delivery and installation. Maintenance revenue is recognized ratably over the term of the maintenance agreement. As a result of a significant portion of our revenue being subject to the percentage of completion accounting method, the size and timing of customer projects and our progress in completing such projects may significantly affect our annual and quarterly operating results.

Our business is subject to the effects of general global economic conditions and, in particular, market conditions in the communications industry. As a result of the slowdown in the communications industry , the market value, financial results and prospects, and capital spending levels of communications companies have declined or degraded.

The challenging environment in the communications industry has significantly impacted our business. Delays in customer buying decisions stemming from rigorous management of operating expenses and overall reductions in the capital investment budgets of many communications service providers have led to fewer new contracts, as well as smaller initial spending commitments and reduced discretionary spending under contracts with some of our customers. Our revenue for the fiscal year ended September 30, 2003 decreased by $130.2 million, or 8.1%, from fiscal 2002. We continue to encounter delays in obtaining commitments from customers. However, there have been increasing signs of stabilization in the market. During fiscal 2003, total quarterly revenue increased by 4.6% between the first and second quarters, by 6.2% between the second and third quarters and by 9.2% between the third and fourth quarters, primarily as a result of new Managed Services agreements and our acquisition of Certen Inc. ("Certen") in the fourth quarter of fiscal 2003. Despite continued uncertain conditions in the communications industry, we believe that we will be able to achieve modest sequential growth in revenue and earnings in the coming quarters.

Due to our heavy dependence on the communications industry, we can be adversely affected by consolidations of service providers and by bankruptcies or other business failures in that industry. The potential loss of a customer due to consolidation or failures in the communications industry could harm our business and might have a material adverse effect on our consolidated operating results and financial condition.

Total license and service revenue for the fiscal year ended September 30, 2003 was $1,483.3 million, compared to $1,613.6 million in fiscal 2002 and $1,533.9 million in fiscal 2001.

License and service fees from the sale of CC&B Systems amounted to $1,280.4 million in the fiscal year ended September 30, 2003, compared to $1,440.0 million in fiscal 2002 and $1,379.7 million in fiscal 2001. In fiscal 2003, license and service fees from the sale of CC&B Systems represented 86.3% of our total revenue, compared to 89.2% in fiscal 2002 and 89.9% in fiscal 2001.

We believe that we are a leading global provider of CC&B Systems. We provide a broad set of billing and CRM products, with proven functionality and scalability, accompanied by a comprehensive range of support services.

We believe that demand for our CC&B Systems is driven by, among other key factors:

- the global penetration of communications service providers,
- the emergence of new communications products and services, especially IP, data and content services,
- technological changes, such as the introduction of wireless Internet services via GPRS (General Packet Radio Services) and UMTS (Universal Mobile Telecommunications System) technology,
- the ongoing consolidation within the communications industry,
- the business needs of communications service providers to reduce costs and retain high value customers, and
- a shift from in-house management to vendor solutions.

We also believe that additional drivers of demand are the continuing trend for communications service providers to offer their subscribers multiple service packages, commonly referred to as bundled or convergent services (combinations of voice, broadband, electronic and mobile commerce and IP services), and the ability of our CC&B Systems to improve productivity.

License and service fees from the sale of Directory Systems amounted to $202.9 million in the fiscal year ended September 30, 2003, compared to $173.6 million in fiscal 2002 and $154.2 million in fiscal 2001. In fiscal 2003, license and service fees from the sale of Directory Systems represented 13.7% of our total revenue, compared to 10.8% in fiscal 2002 and 10.1% in fiscal 2001.

We believe that we are a leading provider of Directory Systems in most of the markets that we serve. As a result of new agreements announced in 2003, we expect that our revenue from Directory Systems will remain relatively stable in fiscal 2004.

License and service revenue from the sale of CC&B Systems and Directory Systems includes revenue from Managed Services arrangements. Managed Services projects are a significant part of our business, and generate substantial, long-term revenue streams, cash flow and operating income. In the initial period of our Managed Services projects, we generally invest in modernization and consolidation of the customer's systems. Invoices are usually structured on a periodic fixed or unit charge basis. As a result, Managed Services projects can be less profitable in the initial period. Margins typically improve over time as we benefit from the operational efficiencies provided by system modernization and consolidation.We expect that our Managed Services relationships will generate margins comparable to sales of our other products and related license and services over the entire relationships.

OPERATIONAL EFFICIENCY AND COST REDUCTION PROGRAMS

In the first quarter of fiscal 2003, we announced a series of measures designed to reduce costs and improve productivity and recorded a charge of $10.0 million, consisting primarily of employee separation costs in connection with the termination of the employment of approximately four hundred software and information technology specialists and administrative professionals and for the write-off of leasehold improvements and rent obligations. The employee terminations occurred at various locations around the world. In addition, we implemented other cost reduction measures, including travel cuts and reductions in other discretionary costs.

This cost reduction program is in addition to the measures implemented during the first and fourth quarters of fiscal 2002. In the fourth quarter of fiscal 2002, we recorded a charge of $20.9 million, consisting primarily of employee separation costs in connection with the termination of employment of approximately one thousand software and information technology specialists and administrative professionals and for the write-off of leasehold improvements and rent obligations. In the first quarter of fiscal 2002, we consolidated our Stamford, Connecticut data center into our Champaign, Illinois facility, and we closed the Stamford facility. As a direct result of this closure, we recorded a restructuring charge of $13.3 million in the first quarter of fiscal 2002, primarily for the write-off of leasehold improvements and rent obligations, with the remainder for employee separation costs.

All of these charges are included in "restructuring charges, in-process research and development and other" for the years ended September 30, 2003 and 2002.

ACQUISITIONS

As part of our strategy, we may pursue acquisitions in order to offer new products or services or otherwise enhance our market position or strategic strengths.

On November 28, 2001, we purchased from Nortel Networks Corporation substantially all of the assets of its Clarify business ("Clarify"), a leading provider of CRM software to communications companies and other enterprise sectors. This acquisition positioned us as a leading provider of CRM software to the communications industry and, through our addition of Clarify's CRM software to our portfolio of product offerings, reinforced our leadership in delivering Integrated Customer Management software applications. Following the acquisition, we have continued to sell Clarify's CRM software to customers other than communications service providers. The total purchase price for Clarify, as of September 30, 2002, was $212.0 million in cash, including transaction costs of $8.3 million. The purchase price was subject to final price adjustments that were settled in October 2002 and resulted in an $11.1 million reduction of the purchase price to $200.9 million in the first quarter of fiscal 2003.

We accounted for the Clarify acquisition using the purchase method of accounting. We have included the fair market value of the assets and liabilities acquired in our consolidated balance sheet and the results of operations for Clarify in our consolidated statements of operations as of the closing date of the acquisition. We obtained a valuation of the intangible assets acquired and the acquired technology, including both existing technology and in-process research and development. The valuation of these items was estimated by applying the income forecast method, which considered the present value of cash flows by product lines. We amortized the fair value of existing technology products over two years, commencing as of the closing date of the acquisition. We charged as an expense in-process research and development immediately following the completion of the acquisition in accordance with the Financial Accounting Standards Board ("FASB") Interpretation No. 4, "Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method", because the technology had not reached technological feasibility and had no alternative use. As of the closing date of the acquisition, we commenced amortization of the fair value of customer arrangements over three years.

On July 2, 2003, we acquired from Bell Canada ("Bell") its 90% ownership interest in Certen, which we formed with Bell in January 2001 to provide customer care and billing solutions to Bell and a number of Bell's affiliated companies. This acquisition expanded our Managed Services offering and positioned us as a leading provider of Managed Services to the communications industry. Prior to this acquisition, we owned 10% of Certen. As a result of the acquisition, Certen is now our wholly owned subsidiary. Since Certen's inception, we have provided customer care and billing software required by Certen, including related customization, installation, maintenance and other services. We now have a major billing operations Managed Services agreement with Bell through December 2010. The total purchase price for Certen was approximately $66.0 million in cash. In addition, we incurred transaction related costs of approximately $5.0 million.

We accounted for the Certen acquisition using the purchase method of accounting. We have included the fair market value of the assets and liabilities acquired in this transaction in our consolidated balance sheet and the results of operations for Certen in our consolidated statement of operations as of the closing date of the acquisition. We are in the process of obtaining a valuation of the intangible assets acquired. A final determination of purchase accounting adjustments will be made following the completion of the valuation. The total purchase price is being allocated to Certen's assets and liabilities, including identifiable intangibles, based on their respective estimated fair values, on the date the transaction was consummated. We allocated to goodwill the excess of the purchase price over the fair value of the net assets acquired, including the identifiable intangibles. In addition, deferred taxes were recognized for the difference between the book and tax basis of certain assets and liabilities, including the acquired identifiable intangibles. We are amortizing the fair value of the customer arrangement over seven and half years commencing on the closing date of the acquisition (the remaining life of the Managed Services agreement).

The excess of the purchase price over the fair value of the net assets acquired, including the identifiable intangibles, constitutes goodwill. According to the transition provisions of Statements of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets", goodwill for acquisitions completed subsequent to June 30, 2001 is not amortized and goodwill for acquisitions completed prior to June 30, 2001 is amortized only through September 30, 2002. See the discussion below under the caption "Adoption of New Accounting Standards". In accordance with these provisions, the goodwill relating to the Clarify and Certen acquisitions has not been amortized.

For more information on our acquisitions, see Note 3 to the consolidated financial statements included in this document.

RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

Our research and development activities involve the development of new software modules and product offerings in response to an identified market demand, either in conjunction with a customer project or as part of our internal product development programs. We also expend additional amounts on applied research and software development activities to keep abreast of new technologies in the communications markets and to provide new and enhanced functionality to our existing product offerings. Research and development expenditures were $119.3 million, $124.1 million and $105.8 million in the fiscal years ended September 30, 2003, 2002 and 2001, respectively, representing 8.0%, 7.7% and 6.9%, respectively, of our revenue in these fiscal years. We believe that our research and development efforts are a key element of our strategy and are essential to our success. Although we intend to continue to devote resources to research and development as required to maintain and further strengthen our market position, our research and development budget, like all of our costs, is sensitive to our overall financial condition. A decrease in our total revenue could, in certain circumstances, lead to reductions in the levels of our research and development expenditures. In the near-term, we intend to continue to make substantial investments in our research and development activities. We believe that this ongoing investment will position us to capitalize on future potential opportunities in the communications industry.

We regard significant portions of our software products and systems as proprietary. We rely on a combination of statutory and common law copyright, trademark and trade secret laws, customer licensing agreements, employee and third-party nondisclosure agreements and other methods to protect our proprietary rights. We generally enter into confidentiality agreements with our employees, consultants, subcontractors, customers and potential customers and limit access to, and distribution of, our proprietary information. We believe that the sophistication and complexity of our Integrated Customer Management offerings make it very difficult to copy such information or to subject such information to unauthorized use. We maintain sole ownership of our software products.

CONVERTIBLE NOTES

In May 2001, we issued $500.0 million aggregate principal amount of 2% Convertible Notes due June 1, 2008 (the "Notes"). We are obligated to pay interest on the Notes semi-annually on June 1 and December 1 of each year. The Notes are senior unsecured obligations and rank equal in right of payment with all of our existing and future senior unsecured indebtedness. The Notes are convertible, at the option of the holders at any time before the maturity date, into our ordinary shares at a conversion rate of 10.8587 shares per $1,000 principal amount of Notes, representing a conversion price of approximately $92.09 per share. The Notes are subject to redemption at any time on or after June 1, 2006, in whole or in part, at our option, at a redemption price of 100% of the principal amount plus accrued and unpaid interest. The Notes are subject to repurchase, at the holder's option, on June 1, 2004 and June 1, 2006, at a repurchase price equal to 100% of the principal amount plus accrued and unpaid interest, if any, on such repurchase dates. Due to the high conversion price for the Notes, it is likely that the holders of the Notes will require us to redeem their Notes on June 1, 2004. We may choose to pay the repurchase price in cash, ordinary shares or a combination of cash and ordinary shares.

On July 23, 2002, our board of directors authorized us to repurchase Notes, in such amounts, at such prices and at such times considered appropriate. Such repurchases may be made on the open market, in privately negotiated transactions or otherwise, in accordance with any applicable laws and the terms of the Notes. In the fourth quarter of fiscal 2003, we repurchased $44.6 million aggregate principal amount of the Notes, at an average price of $990 per $1,000 principal amount. In the fourth quarter of fiscal 2002, we repurchased $54.9 million aggregate principal amount of the Notes, at an average price of $890 per $1,000 principal amount. We funded these repurchases, and intend to fund any future repurchases, with available funds. As of September 30, 2003, $400.5 million aggregate principal amount of the Notes was outstanding.

SHARE REPURCHASE PROGRAM

On November 5, 2003, we announced that our board of directors had authorized a share repurchase program of up to five million ordinary shares over the next twelve months. The authorization permits us to purchase ordinary shares in open market or privately negotiated transactions and at prices we deem appropriate. We stated that one of the main purposes of the repurchase program was to offset the dilutive effect of any future share issuances, including issuances in connection with acquisitions or pursuant to employee equity plans. Pursuant to a previous share repurchase program, in fiscal 2002 we purchased 7.7 million of our ordinary shares at a weighted average price of $14.13 per share.

ADJUSTMENT TO THE BASIS OF INVESTMENTS

We recorded pretax charges of $5.5 million and $6.8 million in fiscal 2002 and fiscal 2001, respectively, to adjust the carrying value of certain investments accounted for by us under the cost method. Following these adjustments and the Certen transaction, we had no investments, accounted for under the cost method as of September 30, 2003, with a carrying value other than zero.

OPERATING RESULTS

The following table sets forth for the fiscal years ended September 30, 2003, 2002 and 2001 certain items in our consolidated statements of operations reflected as a percentage of total revenue:

	Year ended September 30,		
	2003	2002	2001
REVENUE:			
License	**4.4%**	9.5%	11.2%
Service	**95.6**	90.5	88.8
	100.0	100.0	100.0
OPERATING EXPENSES:			
Cost of license	**0.4**	0.3	0.4
Cost of service	**61.2**	57.5	55.3
Research and development	**8.0**	7.7	6.9
Selling, general and administrative	**13.9**	13.9	12.7
Amortization of goodwill and purchased intangible assets	**1.4**	14.4	14.3
Restructuring charges, in-process research and development and other	**0.9**	3.2	—
	85.8	97.0	89.6
Operating income	**14.2**	3.0	10.4
Interest income and other, net	**1.0**	1.2	1.4
Income before income taxes	**15.2**	4.2	11.8
Income taxes	**3.8**	4.5	7.5
NET INCOME (LOSS)	11.4%	(0.3%)	4.3%

FISCAL YEARS ENDED SEPTEMBER 30, 2003 AND 2002

Revenue. Total revenue for the year ended September 30, 2003 was $1,483.3 million, a decrease of $130.2 million, or 8.1%, from fiscal 2002. The decrease in revenue was primarily due to the slowdown in customer buying decisions, stemming from overall reductions in the capital investment budgets of many communications service providers.

License revenue decreased from $153.7 million in fiscal 2002 to $65.6 million in fiscal 2003, a decrease of 57.3%, and service revenue decreased by 2.9% from $1,459.9 million in fiscal 2002 to $1,417.7 million in fiscal 2003. The decrease in license revenue is attributable primarily to the reduction in capital investments by our communications customers, which resulted in our obtaining fewer new contracts than in fiscal 2002 and smaller initial spending commitments under contracts with some of our customers. The significant new contracts that we did obtain were for Managed Services arrangements, which contain only a small license revenue component. In addition, the current communications market environment has resulted in pricing pressure, particularly with respect to license fees. The decrease in service revenue is attributable to smaller initial spending commitments by our communications customers and reduced discretionary spending under contracts with some of our customers. Recently, there have been some increasing signs of stabilization in the market. During 2003, total quarterly revenue increased by 4.6% between the first and second quarters, by 6.2% between the second and third quarters and by 9.2% between the third and fourth quarters, primarily as a result of the new Managed Services agreements and our acquisition of Certen in the fourth quarter of fiscal 2003.

The recent quarterly trends in our total revenue are summarized below (in millions):

	Q1	Q2	Q3	Q4
Fiscal 2003	$ 339.4	$ 355.0	$ 377.2	$ 411.7
Fiscal 2002	$ 422.6	$ 455.3	$ 380.2	$ 355.5

The decline in our overall revenue in fiscal 2003 was primarily attributable to a decrease in revenue from CC&B Systems. Total CC&B Systems revenue for fiscal 2003 was $1,280.4 million, a decrease of $159.6 million, or 11.1%, from fiscal 2002. The demand for our CC&B Systems is primarily driven by the need for communications companies to continue to upgrade their billing, CRM and order management systems. In fiscal 2003, many communications companies reduced or delayed expenditures on system upgrades as a result of the slowdown in the communications industry. Approximately $59.0 million of CC&B Systems revenue for fiscal 2003 was derived from customers other than communications service providers.

Revenue from Directory Systems was $202.9 million for fiscal 2003, an increase of $29.3 million, or 16.9%, over fiscal 2002. The increase is attributable primarily to new Managed Services agreements as well as extensions of agreements with, and additional services rendered to, existing customers, which was partially offset by completion of some major implementation projects.

In fiscal 2003, revenue from customers in North America, Europe and the rest of the world accounted for 62.0%, 29.8% and 8.2% of our total revenue, respectively, compared to 61.9%, 28.9% and 9.2%, respectively, for fiscal 2002.

Cost of License. Cost of license for fiscal 2003 was $5.8 million compared to $6.0 million for fiscal 2002. Cost of license mainly includes amortization of purchased computer software and intellectual property rights.

Cost of Service. Cost of service for fiscal 2003 was $907.6 million, a decrease of $19.7 million, or 2.1%, from the cost of service of $927.4 million for fiscal 2002. As a percentage of revenue, cost of service increased to 61.2% in fiscal 2003 from 57.5% in fiscal 2002. The decrease in cost of service is attributable to the cost reduction programs that we implemented in fiscal 2002 and in the first quarter of fiscal 2003. Although our cost of service decreased in fiscal 2003, our gross margin also decreased. The decrease in the gross margin is attributable to the decrease in license revenue and to the fact that our cost reductions were proportionally less than the decrease in our service revenue. Our gross margin was also affected by new Managed Services projects, which tend to be less profitable in their initial period. We have taken steps to decrease our costs and increase our gross margin. See the discussion above under the caption "Operational Efficiency and Cost Reduction Programs".

Research and Development. Research and development expense was primarily comprised of compensation expense attributable to research and development activities, either in conjunction with customer projects or as part of our internal product development program. In fiscal 2003, research and development expense was $119.3 million, or 8.0% of revenue, compared with $124.1 million, or 7.7% of revenue, in fiscal 2002. Our research and development budget, like all of our costs, is sensitive to our overall financial condition. A decrease in our total revenue could, in certain circumstances, lead to reductions in the levels of our research and development expenditures. See the discussion above under the caption "Research and Development, Patents and Licenses".

Selling, General and Administrative. Selling, general and administrative expense was primarily comprised of compensation expense and decreased by 7.7% to $206.3 million, or 13.9% of revenue, in fiscal 2003 from $223.6 million, or 13.9% of revenue, in fiscal 2002. The decrease in selling, general and administrative expense is attributable to the cost reduction programs that we implemented in fiscal 2002 and in the first quarter of fiscal 2003. Selling, general and administrative expense decreased in fiscal 2003 proportionally with our revenue, resulting in the same percentage of revenue as in fiscal 2002.

Amortization of Goodwill and Purchased Intangible Assets. Effective as of October 1, 2002, we adopted SFAS No. 142 and goodwill related to our acquisitions is no longer amortized. Instead, any such goodwill is subject only to periodic impairment tests. See the discussion below under the caption "Adoption of New Accounting Standards". Amortization of goodwill for fiscal 2002 was $204.6 million. Amortization of purchased intangible assets for fiscal 2003 was $19.9 million, compared to $27.2 million in fiscal 2002. Amortization of purchased intangible assets for fiscal 2002 included amortization of purchased intangible assets that were fully amortized in fiscal 2002.

Restructuring Charges, In-Process Research and Development and Other. Restructuring charges, in-process research and development and other in fiscal 2003 consisted of a restructuring charge of $10.0 million related to the cost reduction program we implemented in the first quarter of fiscal 2003 and the cumulative effect of our 10% share in Certen's pre-acquisition results of $4.1 million . Restructuring charges, in-process research and development and other in fiscal 2002 consisted of a one-time charge of $17.4 million for write-off of purchased in-process research and development resulting from the Clarify transaction, a restructuring charge of $13.3 million related to the consolidation of data centers and the resulting closure of our Stamford, Connecticut facility and a restructuring charge of $20.9 million related to the cost reduction program we implemented in the fourth quarter of fiscal 2002. See the discussion above under the caption "Operational Efficiency and Cost Reduction Programs".

Operating Income. Operating income for fiscal 2003, was $210.4 million, or 14.2% of revenue, compared to $49.2 million, or 3.0% of revenue, in fiscal 2002. The increase is attributable primarily to our adoption of SFAS No. 142, which resulted in no amortization of goodwill in fiscal 2003.

Operating income for fiscal 2002 included amortization of goodwill of $204.6 million, amortization of purchased intangible assets of $27.2 million, restructuring charges of $34.2 million and the write-off of in-process research and development of $17.4 million. Excluding amortization of goodwill and purchased intangible assets and the write-off of in-process research and development, operating income for fiscal 2002 was $298.4 million, or 18.5% of revenue. Operating income for fiscal 2003 included amortization of purchased intangible assets of $19.9 million, restructuring charges of $10.0 million and the cumulative effect of our 10% share in Certen's pre-acquisition results of $4.1 million. Excluding amortization of purchased intangible assets and the cumulative effect of our 10% share in Certen's pre-acquisition results, operating income for fiscal 2003, was $234.5 million, or 15.8% of revenue, a decrease of 21.4% from the prior year. The decrease in our operating income, excluding amortization of purchased intangible assets and goodwill, the write-off of in-process research and development and the cumulative effect of our 10% share in Certen's pre-acquisition results, was due to a decrease in our revenue, mainly license revenue, in fiscal 2003, caused by the slowdown in our markets, which was not offset by a corresponding decrease in our operating costs. Our operating income was also affected by our new Managed Services projects that are less profitable in their initial period.

Interest Income and Other, Net. For fiscal 2003, interest income and other, net, was $14.8 million, a decrease of $4.5 million from fiscal 2002. The decrease in interest income and other, net, is primarily attributable to the decline in interest rates on our short-term interest-bearing investments, and to the gain recognized in the fourth quarter of fiscal 2002 from the repurchases of our Notes that was greater than the gain from our repurchases in the fourth quarter of 2003. See the discussion above under the caption "Convertible Notes".

Income Taxes. Income taxes for fiscal 2003 were $56.3 million on pretax income of $225.2 million. Our effective tax rate in fiscal 2003 was 25%. As a result of the adoption of SFAS No. 142 we no longer amortize goodwill resulting from acquisitions, thus goodwill amortization that is not tax-deductible no longer affects our effective tax rate. In fiscal 2002, income taxes were $73.5 million on pretax income of $68.5 million, or 107% of pretax income, resulting from the non-cash amortization of goodwill related to acquisitions, much of which is not tax-deductible. The effective tax rate for fiscal 2002, excluding amortization of purchased intangible assets and goodwill, was 28%. See the discussion below under the caption "Effective Tax Rate".

Net Income (Loss). Net income was $168.9 million in fiscal 2003, compared to a net loss of $5.1 million in fiscal 2002. Net income for fiscal 2003 included amortization of purchased intangible assets, restructuring charges and the cumulative effect of our 10% share in Certen's pre-acquisition results. Excluding amortization of purchased intangible assets and the cumulative effect of our 10% share in Certen's pre-acquisition results and related tax effects, net income was $186.9 million, representing 12.6% of revenue, a decrease of 16.7% from fiscal 2002. Net loss for fiscal 2002 included amortization of goodwill and purchased intangible assets, restructuring charges, the write-off of in-process research and development and the gain from the repurchases of our Notes. Excluding amortization of goodwill and purchased intangible assets, the write-off of in-process research and development and the gain from the repurchases of our Notes and related tax effects, net income for fiscal 2002 was $224.4 million, or 13.9% of revenue. The decrease in our net income, excluding amortization of purchased intangible assets and goodwill, the write-off of in-process research and development, the gain from the repurchases of our Notes and the cumulative effect of our 10% share in Certen's pre-acquisition results, was due to a decrease in our revenue in fiscal 2003, caused by the slowdown in our market, which was not offset by a corresponding decrease in our operating costs. Our net income was also affected by new Managed Services projects that are less profitable in their initial period.

Prior to fiscal 2003, goodwill was amortized using the straight-line method over its estimated period of benefit. Net income and earnings per share for fiscal 2002, adjusted to exclude amortization of goodwill and workforce-in-place, net of tax, are as follows (in millions, except per share data):

	Year ended September 30, 2002
Reported net loss	$ (5.1)
Add back: goodwill and workforce-in-place amortization	204.6
Attributable tax effect	(2.7)
Adjusted net income	$ 196.8
Adjusted basic earnings per share	$ 0.89
Adjusted diluted earnings per share	$ 0.88

Diluted Earnings (Loss) Per Share. Diluted earnings per share were $0.77 for fiscal 2003, compared to net loss per share of $0.02 in fiscal 2002. Diluted earnings per share in fiscal 2003, excluding amortization of purchased intangible assets and goodwill, the write-off of in-process research and development, the gain from the repurchases of our Notes and the cumulative effect of our 10% share in Certen's pre-acquisition results and related tax effects, decreased by 15.8% from $1.01 in fiscal 2002, to $0.85 per diluted share.

FISCAL YEARS ENDED SEPTEMBER 30, 2002 AND 2001

Revenue. Total revenue for the year ended September 30, 2002 was $1,613.6 million, an increase of $79.7 million, or 5.2%, over fiscal 2001. This growth rate was significantly less than the 37.2% revenue increase we had been able to achieve between fiscal 2000 and 2001, primarily as a result of the pronounced decrease in our CC&B Systems revenue in the second half of fiscal 2002, partially offset by revenue attributable to our acquisition of Clarify. While CC&B Systems revenue levels in the first six months of fiscal 2002 were 23.8% higher than revenue levels for CC&B Systems in the comparable period of fiscal 2001, and 6.3% higher sequentially based on a comparison of our second to our first fiscal quarters of 2002, CC&B Systems revenue declined significantly in the second six months of fiscal 2002. We experienced a $130.6 million, or 16.6%, decline in revenue from our CC&B Systems between the first half and second half of fiscal 2002 and sequential declines of $65.9 million or 16.3% and $23.0 million or 6.8%, between the second and third fiscal quarters and third and fourth fiscal quarters of 2002, respectively.

The quarterly trends in our total revenue in fiscal 2002 and 2001 are summarized below (in millions):

	Q1	Q2	Q3	Q4
Fiscal 2002	$ 422.6	$ 455.3	$ 380.2	$ 355.5
Fiscal 2001	$ 342.2	$ 372.3	$ 404.0	$ 415.4

License revenue decreased from $171.4 million in fiscal 2001 to $153.7 million in fiscal 2002, a decrease of 10.4%, while service revenue increased by 7.2% to $1,459.9 million in fiscal 2002 from $1,362.5 million in fiscal 2001. The decrease in license revenue and the smaller than expected growth in service revenue are attributable primarily to the slowdown in customer buying decisions in the second half of fiscal 2002, stemming from overall reductions in the capital investment budgets of many communications service providers. This reduction in investment by our customers resulted in our obtaining fewer new contracts than expected and smaller than expected initial spending commitments under contracts with some of our customers. The smaller than anticipated increase in service revenue was also attributable, in part, to reduced discretionary spending under contracts with some of our customers in the second half of fiscal 2002.

Total CC&B Systems revenue for fiscal 2002 was $1,440.0 million, an increase of $60.3 million, or 4.4%, over fiscal 2001. During fiscal 2002, the demand for our CC&B Systems was primarily driven by the need for communications companies to continue to upgrade their customer care and billing, CRM software and order management systems in response to competition in the subscriber markets, the need to offer new data services and the need to improve productivity and operational efficiency. In addition, demand for our CC&B Systems was enhanced by our acquisition of Clarify, which added Clarify's CRM software to our CC&B Systems portfolio of offerings. As a result of the Clarify acquisition, we derived a portion of our CC&B Systems revenue in fiscal 2002 from customers other than communications service providers. For fiscal 2002, $59.9 million of our CC&B Systems revenue was attributable to such customers.

Revenue from Directory Systems was $173.6 million for fiscal 2002, an increase of $19.3 million, or 12.5%, over fiscal 2001. The increase was attributable primarily to extensions of agreements with, and additional services rendered to, existing customers.

In fiscal 2002, revenue from customers in North America, Europe and the rest of the world accounted for 61.9%, 28.9% and 9.2%, respectively, compared to 53.8%, 35.8% and 10.4%, respectively, for fiscal 2001. The growth in North American revenue in fiscal 2002 was attributable primarily to increased activity from existing customers.

Cost of License. Cost of license for fiscal 2002 was $6.0 million, an increase of $0.3 million, or 5.9%, over the cost of license for fiscal 2001. Cost of license includes amortization of purchased computer software and intellectual property rights, and is decreasing as a result of our amortizing on a faster than straight-line basis.

Cost of Service. Cost of service for fiscal 2002 was $927.4 million, an increase of $79.8 million, or 9.4%, over the cost of service of $847.6 million for fiscal 2001. As a percentage of revenue, cost of service increased to 57.5% in fiscal 2002 from 55.3% in fiscal 2001. The increase in cost of service as a percentage of revenue was attributable to the decrease in license revenue and the slight decrease in the gross margin of our service revenue in the second half of fiscal 2002. As a result of general economic and other factors negatively impacting our markets, we took steps to decrease our costs. See the discussion above under the caption "Operational Efficiency and Cost Reduction Programs".

Research and Development. Research and development expense was primarily comprised of compensation expense attributable to research and development activities, either in conjunction with customer projects or as part of our internal product development program. For fiscal 2002, research and development expense was $124.1 million, or 7.7% of revenue, compared with $105.8 million, or 6.9% of revenue, in fiscal 2001. The increase in expense reflects ongoing expenditures primarily for CC&B Systems. Our research and development budget, like all of our costs, is sensitive to our overall financial condition. A decrease in our total revenue could, in certain circumstances, lead to reductions in the levels of our research and development expenditures. See the discussion above under the caption "Research and Development, Patents and Licenses".

Selling, General and Administrative. Selling, general and administrative expense was primarily comprised of compensation expense and increased by 14.3% to $223.6 million, or 13.9% of revenue, in fiscal 2002 from $195.6 million, or 12.7% of revenue, in fiscal 2001. The increase in selling, general and administrative expense as a percentage of revenue was attributable primarily to the increase in our selling and marketing efforts in fiscal 2002 and, to a lesser degree, to the reduction in our revenue growth, which was not offset by a corresponding decrease in our selling, general and administrative expense.

Amortization of Goodwill and Purchased Intangible Assets. Amortization of goodwill and purchased intangible assets for fiscal 2002 was $231.8 million, compared to $220.0 million in fiscal 2001. The increase in amortization expense in fiscal 2002 was due to non-goodwill related amortization resulting from the Clarify acquisition.

In accordance with SFAS No. 142, goodwill related to Clarify, an acquisition completed after July 1, 2001, is not amortized, but is subject to periodic impairment tests. For acquisitions completed prior to July 1, 2001, under SFAS No. 142 amortization of goodwill and certain other intangibles, such as workforce-in-place, ceased on October 1, 2002. In fiscal 2002 and 2001, total amortization related to such goodwill and workforce-in-place was $204.6 million. Effective as of October 1, 2002, we adopted SFAS No. 142 and goodwill related to our acquisitions is no longer amortized. Instead, any such goodwill became subject only to the same periodic impairment tests applicable to Clarify-related goodwill.

Restructuring Charges, In-Process Research and Development and Other. Restructuring charges, in-process research and development and other in fiscal 2002 consisted of a one-time charge of $17.4 million for write-off of purchased in-process research and development resulting from the Clarify transaction, a restructuring charge of $13.3 million related to the consolidation of data centers and the resulting closure of our Stamford, Connecticut facility and a restructuring charge of $20.9 million related to the cost reduction program we implemented in the fourth quarter of fiscal 2002. See the discussion above under the caption "Operational Efficiency and Cost Reduction Programs".

Operating Income. Operating income for fiscal 2002, was $49.2 million, compared to $159.3 million for fiscal 2001, a decrease of 69.1%. The decrease resulted primarily from the reduction in our revenue growth in fiscal 2002, which was not offset by a corresponding decrease in our costs, as well as from the Clarify acquisition-related charges and the restructuring charges resulting from the Stamford facility closing and the implementation of our cost reduction program.

Operating income for fiscal 2001 included amortization of goodwill and purchased intangible assets of $220.0 million. Excluding amortization of goodwill and purchased intangible assets, operating income for fiscal 2001 was $379.3 million, or 24.7% of revenue. Operating income for fiscal 2002 included amortization of goodwill and purchased intangible assets of $231.8 million, restructuring charges of $34.2 million and the write-off of in-process research and development of $17.4 million. Excluding amortization of goodwill and purchased intangible assets and the write-off of in-process research and development, operating income for fiscal 2002 was $298.4 million, or 18.5% of revenue, a decrease of 21.3% from the prior year. The decrease in our operating income, excluding amortization of purchased intangible assets and goodwill and the write-off of in-process research and development, was due to a decrease in our revenue in fiscal 2002, caused by the slowdown in our market in the second half of fiscal 2002, which was not offset by a corresponding decrease in our operating costs.

Interest Income and Other, Net. For fiscal 2002, interest income and other, net, was $19.3 million, a decrease of $3.0 million from fiscal 2001. The decrease in interest income and other, net, was primarily attributable to the full-year interest expense and amortization of debt issuance costs related to our Notes, compared to four months of these costs in fiscal 2001. The decrease in interest income and other, net, was partially offset by gain of $6.0 million from the repurchase of our Notes. See the discussion above under the caption "Convertible Notes".

Income Taxes. Income taxes for fiscal 2002 were $73.5 million on pretax income of $68.5 million. Our effective tax rate for fiscal 2002 was 107%, resulting from the non-cash amortization of goodwill related to acquisitions, much of which is not tax deductible. See the discussion below under the caption "Effective Tax Rate". The effective tax rate for fiscal 2002, excluding the acquisition-related charges, and the gain from the repurchase of our Notes, was 28%. For the year ended September 30, 2001, income taxes were $115.2 million on income before income taxes of $181.6 million. The effective tax rate for fiscal 2001 was 63% (due to non-cash amortization of goodwill related to acquisitions, much of which is not tax deductible) and the effective tax rate for such period, excluding acquisition-related charges, was 30%.

Net (Loss) Income. We incurred a net loss of $5.1 million in fiscal 2002, compared to net income of $66.4 million in fiscal 2001. The net loss in fiscal 2002 resulted primarily from a decrease in our license revenue and the reduction in our revenue growth in fiscal 2002, which was not offset by a corresponding decrease in our costs, as well as from the Clarify acquisition-related charges and the restructuring charges resulting from the Stamford facility closing and the implementation of the cost reduction program. Our adoption of SFAS No. 142 as of October 1, 2002 had a positive impact on our results of operations in fiscal 2003. As a result of the adoption, we no longer amortize the goodwill from any of our acquisitions. Instead, any such goodwill is subject only to periodic impairment tests.

Net income for fiscal 2001 included amortization of goodwill and purchased intangible assets. Excluding amortization of goodwill and purchased intangible assets and related tax effects, net income for fiscal 2001 was $281.1 million, or 18.3% of revenue. Net income for fiscal 2002 included amortization of goodwill and purchased intangible assets, purchased in-process research and development, restructuring charges and the gain from the repurchase of our Notes. Excluding the aforementioned items, net income was $224.4 million, representing 13.9% of revenue, a decrease of 20.2% from the prior year. The decrease in our net income, excluding amortization of purchased intangible assets and goodwill, the write-off of in-process research and development and the gain from the repurchase of our Notes, was due to a decrease in our revenue in the year ended September 30, 2002, caused by the slowdown in our markets in the second half of fiscal 2002, which was not offset by a corresponding decrease in our operating costs.

Set forth below is the effect of non-amortization of goodwill and workforce-in-place (in millions, except per share data):

	Year ended September 30, 2002	Year ended September 30, 2001
Reported net (loss) income	$ (5.1)	$ 66.4
Add back: goodwill and workforce-in-place amortizations	204.6	204.6
Attributable tax effect	(2.7)	(2.7)
Adjusted net income	$ 196.8	$ 268.3
Adjusted basic earnings per share	$ 0.89	$ 1.21
Adjusted diluted earnings per share	$ 0.88	$ 1.18

Diluted (Loss) Earnings Per Share. Diluted loss per share was $0.02 for fiscal 2002, compared to diluted earnings per share of $0.29 in fiscal 2001. Diluted earnings per share in fiscal 2002, excluding amortization of purchased intangible assets and goodwill, the write-off of in-process research and development and the gain from the repurchase of our Notes and related tax effects, decreased by 18.5% from $1.24 in fiscal 2001, to $1.01 per diluted share. See the discussion above under the caption "Operational Efficiency and Cost Reduction Programs".

LIQUIDITY AND CAPITAL RESOURCES

Cash, cash equivalents and short-term interest-bearing investments totaled $1,290.9 million as of September 30, 2003, compared to $1,047.8 million as of September 30, 2002. The increase is attributable primarily to cash flows from operations which was partially offset by the use of $67.6 million in cash in connection with the acquisition of Certen, less $25.5 million in cash received in connection with that acquisition, and $44.2 million in cash to repurchase a portion of our Notes. Net cash provided by operating activities amounted to $382.0 million for fiscal 2003 and $412.3 million for fiscal 2002. The decrease in cash flows from operations was primarily due to decreased net income before depreciation and amortization, which was partially offset by a decrease in working capital excluding cash. We currently intend to retain our future operating cash flows to support the further expansion of our business including investments related to new Managed Services projects and acquisitions, although we may also use a portion of our cash for future repurchases of our outstanding securities. See the discussions above under the captions "Share Repurchase Program" and "Convertible Notes".

As of September 30, 2003, we had positive working capital of $567.3 million, compared to positive working capital of $938.6 million as of September 30, 2002. The decrease is attributable primarily to the reclassification of the Notes as a short-term liability because the holders of the Notes may require us to redeem the Notes on June 1, 2004. The decrease was partially offset by the increase in cash, cash equivalents and short-term interest-bearing investments. We believe that our current cash balances, cash generated from operations and our current lines of credit will provide sufficient resources to meet our liquidity needs for at least the next fiscal year.

As of September 30, 2003, $400.5 million aggregate principal amount of the Notes was outstanding. In July 2002, our board of directors authorized us to repurchase outstanding Notes, in such amounts, at such prices and at such times considered appropriate by us. During the fourth quarter of fiscal 2002 and the fourth quarter of fiscal 2003 we repurchased $54.9 million and $44.6 million aggregate principal amount of the Notes, respectively. We funded these repurchases, and intend to fund any future repurchases, with available funds. On June 1, 2004, the holders of our Notes may require us to redeem their Notes at 100% of their principal amount plus accrued interest to the redemption date. Due to the high conversion price for the Notes, it is likely that the holders of the Notes will require us to redeem their Notes. We may choose to redeem the Notes in cash, in ordinary shares, or in a combination of cash and ordinary shares. See the discussion above under the caption "Convertible Notes".

As of September 30, 2003, we had available short-term general revolving lines of credit totaling $30.0 million, none of which were outstanding. In addition, as of September 30, 2003 we had credit facilities totaling $40.3 million, limited for the use of letters of credit and bank guarantees from various banks. Outstanding letters of credit and bank guarantees as of September 30, 2003 totaled $22.6 million. These were mostly supported by a combination of the credit facilities described above and compensating cash balances that we maintain with the issuing banks.

As of September 30, 2003, we had outstanding long-term obligations of $48.2 million in connection with leasing arrangements.

The following table summarizes our contractual obligations as of September 30, 2003 and the effect such obligations are expected to have on our liquidity and cash flows in future periods (in millions):

	CASH PAYMENTS DUE BY PERIOD				
	Total	Less than 1 year	1-3 years	4-5 years	Over 5 years
CONTRACTUAL OBLIGATIONS					
Convertible notes (*)	**$ 400.5**	$ 400.5	$ —	$ —	$ —
Financing arrangement	**2.8**	2.2	0.6	—	—
Capital lease obligations	**48.2**	25.5	22.7	—	—
Non-cancelable operating leases	**146.5**	38.8	55.2	33.5	19.0
	$ 598.0	$ 467.0	$ 78.5	$ 33.5	$ 19.0

(*) June 1, 2004 is the earliest date that the holders of our Notes may require us to redeem their Notes. See the discussion above under the caption "Convertible Notes".

Our capital expenditures were approximately $63.0 million in fiscal 2003. These expenditures consisted primarily of purchases of computer equipment and, to a lesser degree, leasehold improvements and vehicles. We funded our capital expenditures principally from operating cash flows. We do not anticipate any changes to this policy in the foreseeable future.

NET DEFERRED TAX ASSETS

In September 2003, we released $13.3 million of valuation allowances related to deferred tax assets derived from carry-forward operating losses incurred by our Canadian subsidiary. In September 2002, we released valuation allowances related to deferred tax assets derived from carry-forward operating losses relating to losses incurred by the subsidiary prior to our acquisition of that company in April 2000, resulting in an offsetting reduction of the goodwill recorded in the acquisition of approximately $9.0 million. The release of these valuation allowances was made based on our estimation that we will be able to realize the tax benefits associated with those net operating losses.

EFFECTIVE TAX RATE

Our effective tax rate for fiscal year 2003 was 25% due to the corporate income tax rates in the various countries in which we operate and the relative magnitude of our business in those countries. Effective October 1, 2002, following the adoption of SFAS No. 142, we no longer amortize goodwill resulting from acquisitions. See the discussion below under the caption "Adoption of New Accounting Standards". As a result, goodwill amortization that is not tax-deductible no longer affects our effective tax rate.

In fiscal 2002, our effective tax rate was 107%. This high effective tax rate was primarily attributable to amortization of goodwill related to our acquisitions, much of which was not tax deductible. In fiscal 2002 our effective tax rate was also adversely affected by the revision we made in our third quarter of fiscal 2002 to our annual estimated pretax income levels. Excluding the amortization related to our acquisitions, our overall effective tax rate would have been 28% for fiscal 2002.

We expect a reduction in our effective tax rate in fiscal 2004 from 25% to 23%. The reduction is due to our continued expansion into countries with lower effective tax rates.

ADOPTION OF NEW ACCOUNTING STANDARDS

Accounting for Revenue Arrangements with Multiple Deliverables

In November 2002, the Emerging Issues Task Force ("EITF") reached a consensus on EITF Issue No. 00-21, "Revenue Arrangements With Multiple Deliverables" ("Issue 00-21"). Issue 00-21 provides guidance for determining the unit(s) of accounting in arrangements that include multiple products, services, and/or rights to use assets. Issue 00-21 is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. We have adopted Issue 00-21 effective July 1, 2003. The guidance in EITF 00-21 did not modify our previous accounting for transactions that include multiple deliverables.

Accounting for Stock-Based Compensation

In June 2002 the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation — Transition and Disclosure — an Amendment of FASB Statement No. 123". SFAS No. 148 amends SFAS No. 123 to provide alternative methods of transition for a voluntary change to the fair value-based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require more prominent disclosures in both annual and interim financial statements regarding the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The alternative methods of transition of SFAS No. 148 were effective for fiscal years ending after December 15, 2002. The disclosure provision of SFAS No. 148 is effective for interim periods beginning after December 15, 2002. We follow Accounting Principles Board No. 25 in accounting for our employee stock options. The transition and annual disclosure requirements of SFAS No. 148 were effective for us commencing January 1, 2003. We adopted the interim disclosure provision in the quarter ended March 31, 2003, which is provided in Note 2 to the consolidated financial statements included in this document.

Goodwill and Purchased Intangible Assets

In June 2001, the FASB issued SFAS No. 141, "Business Combinations" ("SFAS No. 141"), and No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142"). SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001. Under SFAS No. 142, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to periodic impairment tests in accordance with the Statement. Goodwill impairment is deemed to exist if the net book value of a reporting unit exceeds its estimated fair value. Certain intangible assets will continue to be amortized over their useful lives. According to SFAS No. 141's new definition of intangible assets, workforce-in-place was reclassified to goodwill.

Effective October 1, 2002 we adopted SFAS No. 142. Subsequent to the adoption of the new rules, we performed the transitional impairment tests of goodwill recorded as of October 1, 2002. Thereafter, an annual impairment test will be performed in the fourth quarter of each fiscal year, or more frequently if impairment indicators are present. As discussed in Note 1 to the consolidated financial statements included in this document, Amdocs and its subsidiaries operate in one operating segment, which is the reporting unit under SFAS No. 142. In calculating the fair value of the reporting unit, we used a discounted cash flow methodology. There was no impairment of goodwill upon adoption of SFAS No. 142 and as a result of the annual impairment tests.

Prior to fiscal 2003, goodwill and workforce-in-place were amortized using the straight-line method over their estimated period of benefit. We recorded goodwill and workforce-in-place amortization of $204.6 million in fiscal 2002 and in fiscal 2001.

Gains and Losses From Extinguishment of Debt

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections" ("SFAS No. 145"). SFAS No. 145 eliminates previous requirements to classify gains and losses from extinguishment of debt as extraordinary items in earnings. Gains or losses from extinguishment of debt for fiscal years beginning after May 15, 2002 may not be classified as extraordinary items unless certain provisions are met. Early adoption was encouraged. We adopted SFAS No. 145 in the fourth quarter of fiscal 2002 in connection with the gains related to the repurchases of a portion of our Notes. See the discussion above under the caption "Convertible Notes".

Guarantor's Accounting and Disclosure Requirements for Guarantees

In November 2002 the FASB issued FASB Interpretation ("FIN") No. 45 "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others". FIN No. 45 requires that at the inception of certain types of guarantees, the guarantor must disclose and recognize a liability for the fair value of the obligation it assumes under the guarantee. The initial recognition and measurement requirements of FIN No. 45 are effective for guarantees issued or modified after December 31, 2002. The additional disclosure requirements of FIN No. 45 are effective for interim and annual periods ending after December 15, 2002, and are applicable to certain of our guarantees issued before December 31, 2002.

We are a party to an agreement entered into prior to December 31, 2002 that includes an indemnification of one of our customers for any withholding tax that might be required under the customer's local tax laws from certain payments made to us under this agreement. The indemnification under this agreement expires in December 2005. As of September 30, 2003 and September 30, 2002, the maximum potential amount of our future exposure under this guarantee pursuant to FIN No. 45 was $4.7 million.

We generally sell our ClarifyCRM products with a limited warranty for a period of 90 days. Our policy is to accrue for warranty costs, if needed, based on historical trends in product failure. Based on our experience, only minimal warranty services have been required and, as a result, we did not accrue any amounts for product warranty liability during fiscal 2003.

We generally indemnify our customers against claims of intellectual property infringement made by third parties arising from the use of our software. To date, we have incurred only minimal costs as a result of such obligations and have not accrued any liabilities related to such indemnification in our financial statements.

RECENT ACCOUNTING PRONOUNCEMENTS

Costs Associated with Exit or Disposal Activities

In June 2002 the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities". SFAS No. 146 requires that a liability for costs associated with an exit or disposal activity, including restructuring activities, be recognized and measured initially at fair value only when the liability is incurred, or for certain one-time employee termination costs over a future service period. Previously, a liability for an exit cost was recognized when a company committed to an exit plan. As a result, SFAS No. 146 may affect both the timing and amounts of the recognition of future restructuring costs. SFAS No. 146 was effective for exit or disposal activities that were initiated after December 31, 2002.

Non-Software Elements in an Arrangement Containing Software

In July 2003, the EITF reached a consensus on EITF Issue No. 03-05, "Applicability of AICPA Statement of Position 97-2, Software Revenue Recognition, to Non-Software Deliverables in an Arrangement Containing More-Than Incidental Software" ("Issue 03-05"). Issue 03-05 is regarding whether non-software deliverables (e.g., non-software related equipment or services) included in an arrangement that contains software that is more than incidental to the products or services as a whole are included within the scope of Statement of Position ("SOP") 97-2, "Software Revenue Recognition". Software-related elements include software products, upgrades/enhancements, post-contract customer support, and services as well as any non-software deliverables for which a software deliverable is essential to its functionality. Under Issue 03-05, in an arrangement that includes software, computer hardware that will contain the software, and additional unrelated equipment, if the software is essential to the functionality of the hardware, the hardware would be considered software-related and, therefore, included within the scope of SOP 97-2. Issue 03-05 is effective for arrangements entered into in the first reporting period (annual or interim) beginning after August 13, 2003. We are in the process of analyzing the effect of Issue 03-05 on our consolidated financial position and results of operations and believe it will not be significant.

CRITICAL ACCOUNTING POLICIES

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates, assumptions and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent liabilities. On a regular basis, we evaluate and may revise our estimates. We base our estimates on historical experience and various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent. Actual results could differ materially from the estimates under different assumptions or conditions.

We believe that the estimates, assumptions and judgments involved in the accounting policies described below have the greatest potential impact on our financial statements, so we consider these to be our critical accounting policies. These policies require that we make estimates in the preparation of our financial statements as of a given date.

Our critical accounting policies are as follows:

- >> Revenue recognition and contract accounting
- >> Doubtful accounts
- >> Tax accounting
- >> Derivative and hedge accounting
- >> Realizability of long-lived assets

Below, we discuss these policies further, as well as the estimates and judgments involved. We also have other key accounting policies. We believe that, compared to the critical accounting policies listed above, the other policies either do not generally require us to make estimates and judgments that are as difficult or as subjective, or it is less likely that they would have a material impact on our reported consolidated results of operations for a given period.

Revenue Recognition and Contract Accounting

Our revenue recognition policy is significant because our revenue is a key component of our results of operations. We follow very specific and detailed guidelines, several of which are discussed above, in measuring revenue; however, certain judgments affect the application of our revenue recognition policy.

A significant portion of our revenue is recognized over the course of long-term projects, under the percentage of completion method of accounting. The percentage of completion method requires significant judgment, such as estimations of progress-to-completion, contract revenue, loss contracts and contract costs.

Our revenue recognition policy takes into consideration the creditworthiness and past transaction history of each customer in determining the probability of collection as a criterion of revenue recognition. This determination requires the exercise of judgment, which affects our revenue recognition. If we determine that collection of a fee is not reasonably assured, we defer the revenue recognition until the time collection becomes reasonably assured, which is generally upon receipt of cash.

For arrangements with multiple obligations, we allocate revenue to each component based upon its fair value, which is determined in reliance on the specific objective evidence for that element. Such determination is judgmental and for most contracts is based on normal pricing and discounting practices for those elements in similar arrangements. For some contracts such determination is based on the costs of the services that are performed.

Revenue from third-party hardware and software sales is recorded at a gross or net amount according to certain indicators. The application of these indicators for gross and net reporting of revenue depends on the relative facts and circumstances of each sale and requires significant judgment.

Doubtful Accounts

The allowance for doubtful accounts is for estimated losses resulting from the inability of our customers to make required payments. We evaluate accounts receivable to determine if they will ultimately be collected. In performing this evaluation, significant judgments and estimates are involved, such as past experience, credit quality of the customer, age of the receivable balance and current economic conditions that may affect a customer's ability to pay. If collection is not reasonably assured at the time the transaction is consummated, we do not recognize revenue until collection becomes reasonably assured. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. The allowance for doubtful accounts is established through a charge to selling, general and administrative expenses.

Tax Accounting
As part of the process of preparing our consolidated financial statements we are required to estimate our income tax expense in each of the jurisdictions in which we operate. In the ordinary course of a global business, there are many transactions and calculations where the ultimate tax outcome is uncertain. Some of these uncertainties arise as a consequence of revenue sharing and reimbursement arrangements among related entities, the process of identifying items of revenue and expenses that qualify for preferential tax treatment and segregation of foreign and domestic income and expense to avoid double taxation. This process involves us estimating our actual current tax exposure together with assessing temporary differences resulting from differing treatment of items, such as deferred revenue, for tax and accounting differences. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet. We may record a valuation allowance to reduce our deferred tax assets to the amount of future tax benefit that is more likely than not to be realized.

Although we believe that our estimates are reasonable and that we have considered future taxable income and ongoing prudent and feasible tax strategies in estimating our tax outcome and in assessing the need for the valuation allowance, there is no assurance that the final tax outcome and the valuation allowance will not be different than those which are reflected in our historical income tax provisions and accruals. Such differences could have a material effect on our income tax provision, net income and cash balances in the period in which such determination is made.

Derivative and Hedge Accounting
Approximately 20% of our revenue and 40% of our operating expenses (excluding acquisition-related charges and restructuring charges) are not denominated in U.S. dollar or linked to the U.S. dollar. We enter into foreign exchange forward contracts to hedge a significant portion of our foreign currency exposure to minimize fluctuations in revenue and expenses. The majority of our hedging arrangements are classified as cash flow hedges. Accordingly, changes in the fair value of these forward exchange contracts are recorded in other comprehensive income. We estimate the fair value of such derivative contracts by reference to forward and spot rates quoted in active markets.

Establishing and accounting for foreign exchange contracts involve judgments, such as determining the nature of the exposure, assessing its amount and timing, and evaluating the effectiveness of the hedging arrangement.

Although we believe that our estimates are accurate and meet the requirement of hedge accounting, actual results differ from these estimates, and such difference could cause fluctuation of our recorded revenue and expenses.

Realizability of Long-Lived Assets
We are required to assess the impairment of long-lived assets, tangible and intangible, on an annual basis, and potentially more frequently if events or changes in circumstances indicate that the carrying value may not be recoverable. We assess the impairment based on a number of factors, including any significant changes in the manner of our use of the acquired assets or the strategy of our overall business, significant negative industry or economic trends and significant decline in our share price for a sustained period.

Upon determination that the carrying value of a long-lived asset may not be recoverable based upon a comparison of fair value to the carrying amount of the asset, an impairment charge is recorded. We measure fair value based on a projected future cash flow using a discount rate determined by our management to be commensurate with the risk inherent in our current business model.

Within the context of these critical accounting policies, we are not currently aware of any reasonably likely events or circumstances that would result in materially different amounts being reported.

CURRENCY FLUCTUATIONS

The U.S. dollar is our functional currency. In fiscal 2003, approximately 80% of our revenue was in U.S. dollar or linked to the U.S. dollar, and approximately 60% of our operating expenses (excluding acquisition-related charges and restructuring charges) were paid in dollars or linked to dollars. As a result of long-term contracts in currencies other than the U.S. dollar and more customers seeking contracts that are denominated in currencies such as the ECU and not the U.S. dollar, we expect that the percentage of our revenue and operating expenses in U.S. dollar will decrease slightly over time. Historically, the effect of fluctuations in currency exchange rates has had a minimal impact on our consolidated operations. As more of our customers seek contracts that are denominated in currencies other than the U.S. dollar, our exposure to fluctuations in currency exchange rates could increase. In managing our foreign exchange risk, we enter from time to time into various foreign exchange contracts. As of September 30, 2003, we had substantially hedged our significant exposures in currencies other than the U.S. dollar.

FOREIGN CURRENCY RISK

We enter into foreign exchange forward contracts to hedge most of our foreign currency exposure. We use such contracts to hedge exposure to changes in foreign currency exchange rates associated with revenue denominated in a foreign currency, primarily British pounds, Canadian dollars and the ECU, and anticipated costs to be incurred in a foreign currency, primarily Australian dollars, Canadian dollars and Israeli shekels. We also use forward contracts to hedge the impact of the variability in exchange rates on certain accounts receivables, denominated in British pounds and the ECU. We seek to minimize the risk that the anticipated cash flow from sales of our products and services and cash flow required for our expenses denominated in a currency other than our functional currency will be affected by changes in exchange rates. See Note 22 to our consolidated financial statements included in this document. The following table summarizes our foreign currency forward exchange agreements as of September 30, 2003. All the forward contracts are expected to mature during fiscal 2004. The table below (all dollar amounts in millions) presents the notional amounts and fair value of the total derivative instruments as of September 30, 2003. Notional values are calculated based on forward rates as of September 30, 2003, U.S. dollar translated.

	As of September 30, 2003	
	Notional Amount Translated to U.S. Dollar (*)	Fair Value of Derivatives
Revenue	$ 33.1	$ (1.5)
Costs	(93.4)	7.2
Balance sheet items	7.6	(0.4)
	$ (52.7)	$ 5.3

(*) Positive notional amounts represent forward contracts to sell foreign currency. Negative notional amounts represent forward contracts to buy foreign currency.

Subsequent to the balance sheet date, we entered into foreign exchange forward contracts for approximately $100.0 million notional amount. These derivatives were entered to hedge exposure to changes in foreign currency exchange rates associated with revenue denominated in a foreign currency, including long-term exposures.

INTEREST RATE RISK

Our interest expenses and income are sensitive to changes in interest rates, as all of our cash reserves and some of our borrowings, other than the Notes, are subject to interest rate changes. Excess liquidity is invested in short-term interest-bearing investments. Such short-term interest-bearing investments consist primarily of commercial paper, Treasury notes, Federal agency securities, corporate bonds, corporate backed obligations, mortgages and money market funds and currently bear minimal interest rate risk. As of September 30, 2003, we had nothing outstanding on either of our revolving lines of credit or our short-term credit facilities. As of September 30, 2003, we had outstanding long-term lease obligations of $48.2 million and financing arrangement of $2.8 million, which in the aggregate bear minimal interest rate risk.

LITIGATION

On December 2, 2003 we announced that the United States District Court for the Eastern District of Missouri had issued an order granting our motion to dismiss the securities class action lawsuits that had been pending against us and certain of our directors and officers since June 2002. The court's order also directed that judgement be entered in favor of the defendants. The consolidated complaint filed in the action alleged that we and the individual defendants had made false or misleading statements about our business and future prospects during a putative class period between July 18, 2000 and June 20, 2002. Under the federal rules the plaintiffs have a period of 30 days in which to appeal the court's decision.

SECURITIES AND EXCHANGE COMMISSION INVESTIGATION

We have been informed that the Midwest Regional Office of the SEC is conducting a private investigation into the events leading up to our announcement in June 2002 of revised projected revenue for the third and fourth quarters of fiscal 2002. The investigation appears to be focused on, but is not explicitly limited to, our forecasting beginning with our April 23, 2002 press release. Although we believe that we will be able to satisfy any concerns the SEC staff may have in this regard, we are unable to predict the duration, scope, or outcome of the investigation. We are cooperating fully with the SEC staff.

TO THE BOARD OF DIRECTORS AND THE SHAREHOLDERS
AMDOCS LIMITED

We have audited the accompanying consolidated balance sheets of Amdocs Limited as of September 30, 2003 and 2002, and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for each of the three years in the period ended September 30, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Amdocs Limited at September 30, 2003 and 2002, and the consolidated results of its operations and its cash flows for each of the three years in the period ended September 30, 2003, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 2 to the accompanying consolidated financial statements, effective October 1, 2002, the Company adopted the provisions of Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets.*

Ernst + Young LLP

Ernst & Young LLP
New York, New York
October 30, 2003

40 > AMDOCS LIMITED > CONSOLIDATED BALANCE SHEETS (in thousands, except per share data)

	As of September 30, 2003	2002
Assets		
CURRENT ASSETS:		
Cash and cash equivalents	**$ 847,600**	$ 466,655
Short-term interest-bearing investments	**443,292**	581,164
Accounts receivable, net (*)	**198,274**	312,732
Deferred income taxes and taxes receivable	**60,868**	48,154
Prepaid expenses and other current assets (*)	**85,902**	72,196
Total current assets	**1,635,936**	1,480,901
Equipment, vehicles and leasehold improvements, net	**203,467**	160,902
Deferred income taxes	**105,943**	37,582
Goodwill and other intangible assets, net	**855,975**	750,530
Other noncurrent assets (*)	**76,196**	110,179
Total assets	**$ 2,877,517**	$ 2,540,094
Liabilities and shareholders' equity		
CURRENT LIABILITIES:		
Accounts payable	**$ 101,116**	$ 44,704
Accrued expenses and other current liabilities	**123,223**	147,425
Accrued personnel costs	**106,857**	86,942
Convertible notes	**400,454**	—
Short-term portion of financing arrangements	**2,179**	—
Deferred revenue	**174,616**	149,590
Short-term portion of capital lease obligations	**27,140**	10,347
Deferred income taxes and taxes payable	**133,002**	103,315
TOTAL CURRENT LIABILITIES	**1,068,587**	542,323
Convertible notes	**—**	445,054
Deferred income taxes	**44,835**	12,363
Noncurrent liabilities and other	**172,495**	124,079
TOTAL LIABILITIES	**1,285,917**	1,123,819
SHAREHOLDERS' EQUITY:		
Preferred Shares – Authorized 25,000 shares; £0.01 par value; 0 shares issued and outstanding	**—**	—
Ordinary Shares – Authorized 550,000 shares; £0.01 par value; 223,790 and 223,315 issued and 216,058 and 215,583 outstanding, in 2003 and 2002, respectively	**3,580**	3,572
Additional paid-in capital	**1,820,956**	1,818,345
Treasury stock, at cost - 7,732 Ordinary Shares	**(109,281)**	(109,281)
Accumulated other comprehensive income (loss)	**3,715**	(108)
Accumulated deficit	**(127,370)**	(296,253)
TOTAL SHAREHOLDERS' EQUITY	**1,591,600**	1,416,275
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**$ 2,877,517**	$ 2,540,094

(*) See Note 4.

The accompanying notes are an integral part of these consolidated financial statements.

AMDOCS LIMITED > CONSOLIDATED STATEMENTS OF OPERATIONS (in thousands, except per share data) > 41

	Year ended September 30, 2003	2002	2001
REVENUE:			
License (*)	$ **65,582**	$ 153,664	$ 171,430
Service (*)	**1,417,745**	1,459,901	1,362,480
	1,483,327	1,613,565	1,533,910
OPERATING EXPENSES:			
Cost of license	**5,752**	5,984	5,651
Cost of service (*)	**907,607**	927,353	847,591
Research and development	**119,256**	124,082	105,807
Selling, general and administrative (*)	**206,265**	223,551	195,592
Amortization of goodwill and purchased intangible assets	**19,940**	231,804	219,988
Restructuring charges, in-process research and development and other	**14,089**	51,630	—
	1,272,909	1,564,404	1,374,629
Operating income	**210,418**	49,161	159,281
Interest income and other, net (*)	**14,759**	19,298	22,286
Income before income taxes	**225,177**	68,459	181,567
Income taxes	**56,294**	73,520	115,181
NET INCOME (LOSS)	$ **168,883**	$ (5,061)	$ 66,386
BASIC EARNINGS (LOSS) PER SHARE	$ **0.78**	$ (0.02)	$ 0.30
DILUTED EARNINGS (LOSS) PER SHARE	$ **0.77**	$ (0.02)	$ 0.29
BASIC WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	**215,849**	220,361	222,002
DILUTED WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	**219,876**	220,361	226,832

(*) See Note 4.

The accompanying notes are an integral part of these consolidated financial statements.

42 > AMDOCS LIMITED > CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (in thousands)

	Ordinary Shares	
	Shares	Amount
BALANCE AS OF OCTOBER 1, 2000	221,165	$ 3,539
Comprehensive income:		
Net income	—	—
Decrease in unrealized gain on derivatives, net of $(3,891) tax	—	—
Increase in unrealized gain on cash equivalents and short-term interest-bearing investments, net of $659 tax	—	—
Comprehensive income		
Employee stock options exercised	1,463	21
Tax benefit of stock options exercised	—	—
Stock options granted	—	—
Amortization of unearned compensation	—	—
BALANCE AS OF SEPTEMBER 30, 2001	222,628	3,560
Comprehensive income:		
Net loss	—	—
Decrease in unrealized loss on foreign currency hedging contracts, net of $1,357 tax	—	—
Decrease in unrealized loss on cash equivalents and short-term interest- bearing investments, net of $1,336 tax	—	—
Comprehensive income		
Employee stock options exercised	687	12
Tax benefit of stock options exercised	—	—
Expense related to vesting of stock options	—	—
Repurchase of shares	(7,732)	—
Amortization of unearned compensation	—	—
BALANCE AS OF SEPTEMBER 30, 2002	215,583	3,572
Comprehensive income:		
Net income	**—**	**—**
Unrealized gain on foreign currency hedging contracts, net of $3,258 tax	**—**	**—**
Decrease in unrealized gain on cash equivalents and short-term interest-bearing investments, net of $(1,977) tax	**—**	**—**
Comprehensive income		
Employee stock options exercised	**475**	**8**
Tax benefit of stock options exercised	**—**	**—**
Expense related to vesting of stock options	**—**	**—**
BALANCE AS OF SEPTEMBER 30, 2003	**216,058**	**$ 3,580**

As of September 30, 2003, 2002 and 2001, accumulated other comprehensive income (loss) is comprised of unrealized gain (loss) on derivatives net of tax, of $3,683, $(5,220) and $(7,902) and unrealized gain on cash equivalents and short-term interest-bearing investments, net of tax, of $32, $5,112 and $1,520, as of September 30, 2003, 2002 and 2001, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

Additional Paid-in Capital	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Unearned Compensation	Accumulated Deficit	Total Shareholders' Equity
$ 1,784,816	$ —	$ 1,159	$ (1,164)	$ (357,578)	$ 1,430,772
—	—	—	—	66,386	66,386
—	—	(9,078)	—	—	(9,078)
—	—	1,537	—	—	1,537
					58,845
13,946	—	—	—	—	13,967
7,345	—	—	—	—	7,345
183	—	—	—	—	183
—	—	—	979	—	979
1,806,290	—	(6,382)	(185)	(291,192)	1,512,091
—	—	—	—	(5,061)	(5,061)
—	—	2,682	—	—	2,682
—	—	3,592	—	—	3,592
					1,213
5,149	—	—	—	—	5,161
6,808	—	—	—	—	6,808
98	—	—	—	—	98
—	(109,281)	—	—	—	(109,281)
—	—	—	185	—	185
1,818,345	(109,281)	(108)	—	(296,253)	1,416,275
—	**—**	**—**	**—**	**168,883**	**168,883**
—	**—**	**8,903**	**—**	**—**	**8,903**
—	**—**	**(5,080)**	**—**	**—**	**(5,080)**
					172,706
2,312	**—**	**—**	**—**	**—**	**2,320**
262	**—**	**—**	**—**	**—**	**262**
37	**—**	**—**	**—**	**—**	**37**
$ 1,820,956	**$ (109,281)**	**$ 3,715**	**$ —**	**$ (127,370)**	**$ 1,591,600**

44 > AMDOCS LIMITED > CONSOLIDATED STATEMENTS OF CASH FLOWS (in thousands)

	Year ended September 30,		
	2003	2002	2001
CASH FLOW FROM OPERATING ACTIVITIES:			
Net income (loss)	**$ 168,883**	$ (5,061)	$ 66,386
Reconciliation of net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	**97,452**	309,821	282,625
Adjustment to the basis of investments	**—**	5,500	6,750
In-process research and development expenses and other	**4,133**	17,400	—
Loss on sale of equipment	**396**	549	593
Gain on repurchase of convertible notes	**(448)**	(6,012)	—
Deferred income taxes	**4,001**	(1,665)	5,018
Tax benefit of stock options exercised	**262**	6,808	7,345
Unrealized other comprehensive income (loss)	**5,103**	8,967	(10,773)
Net changes in operating assets and liabilities, net of amounts acquired:			
Accounts receivable	**58,485**	97,055	(121,751)
Prepaid expenses and other current assets	**(4,025)**	(22,992)	(3,718)
Other noncurrent assets	**(26,882)**	(9,875)	(7,826)
Accounts payable and accrued expenses	**(5,429)**	(2,461)	71,772
Deferred revenue	**53,294**	(21,253)	6,487
Income taxes payable	**21,854**	(4,798)	20,703
Noncurrent liabilities and other	**4,892**	40,293	14,376
Net cash provided by operating activities	**381,971**	412,276	337,987
CASH FLOW FROM INVESTING ACTIVITIES:			
Proceeds from sale of equipment, vehicles and leasehold improvements	**2,532**	1,795	2,062
Payments for purchase of equipment, vehicles, leasehold improvements and other	**(62,410)**	(58,562)	(91,891)
Proceeds from sale (purchase) of short-term interest-bearing investments, net	**137,872**	(344,095)	(237,069)
Investment in noncurrent assets	**—**	(39,584)	(12,291)
Net cash paid for in acquisitions	**(30,980)**	(213,180)	—
Net cash provided by (used in) investing activities	**47,014**	(653,626)	(339,189)
CASH FLOW FROM FINANCING ACTIVITIES:			
Proceeds from employee stock options exercised	**2,320**	5,161	13,967
Repurchase of shares	**—**	(109,281)	—
Repurchase of convertible notes	**(44,153)**	(48,934)	—
Payments under short-term finance arrangements	**—**	—	(20,000)
Net proceeds from issue of long-term convertible notes	**—**	—	488,000
Borrowings under financing arrangement	**3,345**	—	—
Principal payments under financing arrangement	**(595)**	—	—
Proceeds from sale-leaseback transaction	**8,076**	—	—
Principal payments on capital lease obligations	**(17,033)**	(11,939)	(10,067)
Net cash (used in) provided by financing activities	**(48,040)**	(164,993)	471,900
Net increase (decrease) in cash and cash equivalents	**380,945**	(406,343)	470,698
Cash and cash equivalents at beginning of year	**466,655**	872,998	402,300
Cash and cash equivalents at end of year	**$ 847,600**	$ 466,655	$ 872,998

The accompanying notes are an integral part of these consolidated financial statements.

AMDOCS LIMITED > CONSOLIDATED STATEMENTS OF CASH FLOWS (in thousands) (continued) > 45

	Year ended September 30,		
	2003	2002	2001
SUPPLEMENTARY CASH FLOW INFORMATION			
Interest and Income Taxes Paid			
Cash paid for:			
Income taxes, net of refunds	**$ 30,823**	$ 75,371	$ 77,429
Interest	**9,690**	11,221	2,901

NON-CASH INVESTING AND FINANCING ACTIVITIES

Capital lease obligations of $0, $2,245 and $13,116 were incurred during the years ended September 30, 2003, 2002 and 2001, respectively, when the Company (as defined below) entered into lease agreements for vehicles.

Accrued transaction costs of $3,283 related to an acquisition made in the fourth quarter of the year ended September 30, 2003 will be paid over the next fiscal year.

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1 >> NATURE OF ENTITY

Amdocs Limited (the "Company") is a leading provider of software products and services to the communications industry. The Company and its subsidiaries operate in one operating segment, providing integrated customer management systems and related services primarily for the communications industry. The Company designs, develops, markets, supports, operates and provides Managed Services for information system solutions primarily to leading communications companies throughout the world.

The Company is a Guernsey corporation, which directly or indirectly holds several wholly owned subsidiaries in the Asia-Pacific region, Europe, Israel, Latin America and North America. The majority of the Company's customers are in North America, Europe, Latin America and the Asia-Pacific region. The Company's main production and operating facilities are located in Israel, the United States (U.S.), Cyprus, Canada and Ireland.

NOTE 2 >> SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States.

CONSOLIDATION

The financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany transactions and balances have been eliminated in consolidation.

FUNCTIONAL CURRENCY

As the U.S. dollar is the predominant currency by which the Company's revenue and expenses are denominated, the U.S. dollar is the functional currency for the Company and its subsidiaries.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of cash and interest-bearing investments with insignificant interest rate risk and original maturities of 90 days or less.

INVESTMENTS

When excess funds are available, the Company invests in short-term interest-bearing investments. The Company classifies all of its short-term interest-bearing investments as available-for-sale securities. Such short-term interest-bearing investments consist primarily of commercial paper, Treasury notes, Federal agency securities, corporate bonds, corporate backed obligations, mortgages and money market funds, which are stated at market value. Unrealized gains and losses are comprised of the difference between market value and amortized costs of such securities and are reflected, net of tax, as "accumulated other comprehensive income (loss)" in shareholders' equity. Realized gains and losses on short-term interest-bearing investments are included in earnings and are derived using the specific identification method for determining the cost of securities.

From time to time the Company also makes certain investments in non-publicly traded companies. Such investments are included in other noncurrent assets in the Company's consolidated balance sheet and are generally carried at cost. The Company monitors such investments for impairment and makes appropriate reductions in carrying values if necessary.

EQUIPMENT, VEHICLES AND LEASEHOLD IMPROVEMENTS

Equipment, vehicles and leasehold improvements are stated at cost. Assets under capital leases are recorded at the present value of the future minimum lease payments at the date of acquisition. Depreciation is computed using the straight-line method over the estimated useful life of the asset, which ranges from 2 to 10 years and includes the amortization of assets under capitalized leases. Leasehold improvements are amortized over the shorter of the estimated useful lives or the term of the related lease. Management reviews property and equipment and other long-lived assets on a periodic basis to determine whether events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable.

GOODWILL AND OTHER INTANGIBLE ASSETS

The total purchase price of product line or business acquisitions accounted for using the purchase method is allocated first to identifiable assets and liabilities based on estimated fair values. The excess of the purchase price over the fair value of net assets of purchased businesses is recorded as goodwill. Goodwill associated with acquisitions completed prior to July 1, 2001 was amortized on a straight-line basis over its estimated useful life. Commencing October 1, 2002 goodwill is no longer amortized, but is subject to periodical impairment tests. See the discussion below under the caption "Adoption of New Accounting Standards".

Other intangible assets consist primarily of purchased computer software, intellectual property rights, core technology and customer arrangements.

Intellectual property rights, purchased computer software and core technology acquired by the Company are amortized over their estimated useful lives on a straight-line basis. Workforce-in-place acquired by the Company was amortized over their estimated useful lives on a straight-line basis through fiscal 2002. Commencing October 1, 2002, workforce-in-place is considered goodwill and no longer is amortized. See the discussion below under the caption "Adoption of New Accounting Standards".

Some of acquired customer arrangements are amortized over their estimated useful lives based on the pro-rata amount of the future revenue expected to be realized from the customer arrangements. This accounting policy results in accelerated amortization of purchased computer software as compared to the straight-line method. All other acquired customer arrangements are amortized over their estimated useful lives on a straight-line basis.

LONG-LIVED ASSETS

The Company considers whether there are indicators of impairment that would require the comparison of the estimated net realizable value of intangible assets with finite lives, equipment, leasehold improvements and vehicles and other long-lived assets, using a discounted cash flow analysis, to their carrying value under Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". Any impairment would be recognized when the fair market value of such long-lived assets is less than their carrying value. No impairments were identified as of September 30, 2003.

COMPREHENSIVE INCOME

The Company accounts for comprehensive income under the provisions of SFAS No. 130, "Reporting Comprehensive Income", which established standards for the reporting and display of comprehensive income and its components. Comprehensive income represents the change in shareholders' equity during a period from transactions and other events and circumstances from nonowner sources. It includes all changes in equity except those resulting from investments by owners and distributions to owners.

(in thousands, except per share data)

CONVERTIBLE NOTES

The Company presents the outstanding principal amount of the convertible notes as part of current liabilities. Accrued interest on the convertible notes is included in "accrued expenses and other current liabilities". The Company amortizes the issuance costs related to the convertible notes on a straight-line basis over the term of the convertible notes. Gain or loss on repurchase of convertible notes represents the difference between the principal amount and the purchase price. Such gains, aggregating $448 and $6,012, are included in "interest income and other, net" in fiscal 2003 and 2002, respectively. The amortized issuance cost calculated on a pro-rata basis, related to the repurchased convertible notes, is included in "interest income and other, net".

TREASURY STOCK

The Company repurchases its Ordinary Shares from time to time on the open market and holds such shares as treasury stock. The Company presents the cost to repurchase treasury stock as a reduction of shareholders' equity.

INCOME TAXES

The Company records deferred income taxes to reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting and tax purposes. Deferred taxes are computed based on tax rates anticipated to be in effect (under applicable laws at the time the financial statements are prepared) when the deferred taxes are expected to be paid or realized. A valuation allowance is provided for deferred tax assets if it is more likely than not these items will either expire before the Company is able to realize their benefit, or that future deductibility is uncertain. In the event that a valuation allowance relating to a business acquisition is subsequently reduced, the adjustment will reduce the original amount allocated to goodwill.

Deferred tax liabilities and assets are classified as current or noncurrent based on the classification of the related asset or liability for financial reporting, or according to the expected reversal dates of the specific temporary differences - if not related to an asset or liability for financial reporting, and also include anticipated withholding taxes due on subsidiaries' earnings when paid as dividends to the Company.

REVENUE RECOGNITION

The Company usually sells its software as part of an overall solution offered to a customer, in which significant modification to the Company's software is required. As a result, revenue generally is recognized over the course of these long-term projects in conformity with Accounting Research Bulletin ("ARB") No. 45 "Long Term Construction-Type Contracts", Statement of Position ("SOP") 81-1 "Accounting for Performance of Construction-Type and Certain Production-Type Contracts" and SOP 97-2 "Software Revenue Recognition". Losses are recognized on contracts in the period in which the loss is identified in accordance with SOP 81-1. Initial license fee for software revenue is recognized as work is performed, under the percentage of completion method of accounting. Subsequent license fee revenue is recognized upon completion of the specified conditions in each contract. Service revenue that involves significant ongoing obligations, including fees for customization, implementation and modification, is recognized as work is performed, under the percentage of completion method of accounting. In cases where extended payment terms exist, license and related customization fees are recognized when payments are due, in accordance with SOP 97-2. Revenue from software solutions that does not require significant customization and modification, is recognized upon delivery, in accordance with the principles emphasized in Staff Accounting Bulletin ("SAB") 101 "Revenue Recognition in Financial Statements" and SOP 97-2. In Managed Services contracts, revenue from the operation of a customer's billing system is recognized either ratably over the service period or as services are performed. Revenue from ongoing support services is recognized as work is performed. Revenue from third-party hardware and software sales is recognized upon delivery and installation, and recorded at gross or net amount according to the criteria established in Emerging Issues Task Force ("EITF") 99-19 "Recording Revenue Gross as a Principal versus Net as an Agent" and SAB 101. Maintenance revenue is recognized ratably over the term of the maintenance agreement, which in most cases is one year or less. As a result of a significant portion of the Company's revenue being subject to the percentage of completion accounting method, the Company's annual and quarterly operating results may be significantly affected by the size and timing of customer projects and the Company's progress in completing such projects.

Many of the Company's agreements include multiple deliverables. For these multiple elements arrangements, the fair value of each component is determined based on specific objective evidence for that element and revenue is allocated to each component based upon its fair value. The revenue associated with each element is recognized using the respective methodology discussed above.

In circumstances where the Company enters into a contract with a customer for the provision of Managed Services for a defined period of time, the Company defers, in accordance with SAB 101, certain costs incurred by the Company at the inception of the contract. These costs include costs associated with migration of data and the establishment of software interfaces. The deferred costs are amortized on a straight-line basis over the life of the respective customer contract. Revenue associated with these capitalized costs is deferred and will be recognized over the life of the respective customer contract.

In cases where extended payment terms exist and revenue is deferred until payments are due, related costs are capitalized and recognized accordingly.

Deferred revenue represents billings to customers for licenses, services and third-party products for which revenue has not been recognized. Unbilled accounts receivable include all amounts that had not been billed as of the balance sheet date due to contractual or other arrangements with customers. Allowances that are netted against accounts receivable represent amounts provided for accounts, which their collectibility is not reasonably assured.

Included in service revenue are sales of third-party products. Revenue from sales of such products includes third-party computer hardware and computer software products and was less than 10% of total revenue in each of fiscal 2003, 2002 and 2001.

COST OF LICENSE AND COST OF SERVICE

Cost of license and service consists of all costs associated with providing services to customers, including identified losses on contracts and warranty expense. Estimated losses on contracts are recognized in the period in which the loss is identified in accordance with SOP 81-1. Estimated costs related to warranty obligations are initially provided at the time the product is delivered and are revised to reflect subsequent changes in circumstances and estimates. Cost of license includes royalty payments to software suppliers, amortization of purchased computer software and intellectual property rights.

Included in cost of service are costs of third-party products associated with reselling third-party computer hardware and software products to customers, when revenue from third-party products is recorded at the gross amount. Customers purchasing third-party products from the Company generally do so in conjunction with the purchase of services.

RESEARCH AND DEVELOPMENT

Research and development expenditures consist of costs incurred in the development of new software modules and product offerings, either in conjunction with customer projects or as part of the Company's internal product development programs. Research and development costs, which are incurred in conjunction with a customer project, are expensed as incurred.

Based on the Company's product development process, technological feasibility, as defined in SFAS No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed", is established upon completion of a detailed program design or, in the absence thereof, completion of a working model. Costs incurred by the Company after achieving technological feasibility and before the product is ready for customer release have been insignificant.

EMPLOYEE BENEFIT PLANS

The Company maintains a non-contributory defined benefit plan for one of its Canadian subsidiaries that provide for pensions for substantially all of that subsidiary's employees based on length of service and rate of pay. Additionally, the Company provides to these employees other retirement benefits such as certain health care and life insurance benefits on retirement and various disability plans, workers' compensation and medical benefits to former or inactive employees, their beneficiaries and covered dependants, after employment but before retirement, under specified circumstances.

The Company accrues its obligations to these employees under employee benefit plans and the related costs net of returns on plan assets. Pension expense and other retirement benefits earned by employees are actuarially determined using the projected benefit method pro-rated on service and based on management's best estimates of expected plan investments performance, salary escalation, retirement ages of employees and expected health care costs.

The fair value of the employee benefit plans assets is based on market values. The plan assets are valued at market-related value for the purpose of calculating the expected return on plan assets and the amortization of experience gains and losses. Past service costs, which may arise from plan amendments, are amortized on a straight-line basis over the average remaining service period of the employees active at the date of amendment. The excess of the net actuarial gain (loss) over 10% of the greater of the benefit obligation and the market-related value of plan assets is amortized over the average remaining service period of active employees.

STOCK-BASED COMPENSATION

The Company accounts for stock-based compensation in accordance with Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees". Pursuant to this accounting standard, the Company records deferred compensation for share options granted to employees at the date of grant based on the difference between the exercise price of the options and the market value of the underlying shares at that date. Deferred compensation is amortized to compensation expense over the vesting period of the underlying options. No compensation expense is recorded for stock options that are granted to employees and directors at an exercise price equal to the fair market value of the Ordinary Shares at the time of the grant. Net income (loss) for the years ended September 30, 2003, 2002 and 2001, reflect employee stock-based compensation cost of $0, $185 and $979, respectively. Compensation expenses that are deductible in a tax return in a period different from the one in which they are reported as expenses in measuring net income are temporary differences that result in deferred taxes. To the extent that compensation is not recorded for stock-based compensation, the benefit of the related tax deduction is recorded as an increase to additional paid-in capital in the period of the tax reduction.

(in thousands, except per share data)

In December 2002, the Financial Accounting Standards Board ("FASB") issued SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure – an Amendment of FASB Statement No. 123". SFAS No. 148 amends SFAS No. 123 to provide alternative methods of transition for a voluntary change to the fair value-based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require more prominent disclosures in both annual and interim financial statements regarding the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The alternative methods of transition of SFAS No. 148 are effective for fiscal years ending after December 15, 2002. The disclosure provision of SFAS No. 148 is effective for interim periods beginning after December 15, 2002. The transition and annual disclosure requirements of SFAS No. 148 were effective for the Company commencing January 1, 2003. The Company adopted the disclosure provision during fiscal 2003.

The Company determined pro forma net income (loss) and earnings (loss) per share information as if the fair value method described in SFAS No. 123, as amended by SFAS No. 148, had been applied to its employee stock-based compensation. The Company utilized the Black-Scholes option-pricing model to estimate fair value, which is one of several methods that can be used under SFAS No. 123. The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. Option valuation models require the input of highly subjective assumptions, including the expected share price volatility. The Company's options have characteristics significantly different from those of traded options, and changes in the subjective input assumptions can materially affect the fair value estimates.

The pro forma effect on net income (loss) and earnings (loss) per share is as follows for the presented periods:

	Year ended September 30,		
	2003	2002	2001
Net income (loss), as reported	**$ 168,883**	$ (5,061)	$ 66,386
Add: Stock-based employee compensation expense included in net income (loss), net of related tax effect	**—**	185	979
Less: Total stock-based employee compensation expense determined under fair value method for all awards, net of related tax effects	**(23,539)**	(94,559)	(62,331)
Pro forma net income (loss)	**$ 145,344**	$ (99,435)	$ 5,034
Basic earnings (loss) per share:			
As reported	**$ 0.78**	$ (0.02)	$ 0.30
Pro forma	**$ 0.67**	$ (0.45)	$ 0.02
Diluted earnings (loss) per share:			
As reported	**$ 0.77**	$ (0.02)	$ 0.29
Pro forma	**$ 0.67**	$ (0.45)	$ 0.02

The pro forma results for fiscal years 2002 and 2001 have been modified due to a recalculation of the amounts for such years. These recalculations resulted in a reduction of pro forma stock-based compensation expense, net of tax, of $15,789 and $8,536 in fiscal 2002 and 2001, respectively, and increased pro forma diluted earnings per share, or decreased pro forma diluted loss per share, by $0.07 and $0.04 in fiscal 2002 and 2001, respectively.

(in thousands, except per share data)

The fair value of options granted was estimated at the date of grant using the Black-Scholes pricing model with the following assumptions for the presented periods (all in weighted averages):

	Year ended September 30,		
	2003	2002	2001
Risk-free interest rate	**2.70%**	2.85%	5.15%
Expected life of options	**2.93**	2.89	3.26
Expected annual volatility	**0.568**	0.756	0.660
Expected dividend yield	**None**	None	None
Fair value per option	**$ 4.00**	$ 10.93	$ 23.07

FAIR VALUE OF FINANCIAL INSTRUMENTS

The financial instruments of the Company consist mainly of cash and cash equivalents, short-term interest-bearing investments, accounts receivable, accounts payable, short-term financing arrangements, forward exchange contracts, lease obligations and convertible notes. In view of their nature, the fair value of the financial instruments, including the convertible notes, included in the accounts of the Company does not significantly vary from their carrying amount. The fair values of the Company's foreign currency exchange contracts are estimated based on quoted market prices of comparable contracts.

CONCENTRATION OF CREDIT RISK

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash and cash equivalents, short-term interest-bearing investments and trade receivables. The Company invests its excess cash primarily in highly liquid U.S. dollar-denominated securities with major U.S. institutions. The Company does not expect any credit losses with respect to these items. The Company's revenue is generated primarily in North America and Europe. To a lesser extent, revenue is generated in the Asia-Pacific region and Latin America. Most customers are among the largest communications and directory publishing companies in the world (or are owned by them). The Company's business is subject to the effects of general global economic conditions and, in particular, market conditions in the communications industry. The Company performs ongoing credit analyses of its customer base and generally does not require collateral. As of September 30, 2003 the Company had two customers that had accounts receivable balances of more than 10% of total account receivables, aggregating 27.4% (16.7% and 10.7%).

EARNINGS PER SHARE

The Company accounts for earnings per share based on SFAS No. 128 "Earnings per Share". SFAS No. 128 requires companies to compute earnings per share under two different methods, basic and diluted earnings per share, and to disclose the methodology used for the calculations. Basic earnings per share are calculated using the weighted average number of shares outstanding during the period. Diluted earnings per share is computed on the basis of the weighted average number of shares outstanding and the effect of dilutive outstanding stock options using the treasury stock method and the effect of dilutive outstanding convertible notes using the if-converted method.

DERIVATIVES AND HEDGING

The Company accounts for derivatives and hedging based on SFAS No. 133,"Accounting for Derivative Instruments and Hedging Activities", as amended and related Interpretations. SFAS No. 133 requires the Company to recognize all derivatives on the balance sheet at fair value. If a derivative meets the definition of a hedge and is so designated, depending on the nature of the hedge, changes in the fair value of the derivative will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value is recognized in earnings.

(in thousands, except per share data)

RECLASSIFICATIONS

Certain amounts in prior years' financial statements have been reclassified to conform to the current year's presentation.

ADOPTION OF NEW ACCOUNTING STANDARDS

Accounting for Revenue Arrangements with Multiple Deliverables

In November 2002, the Emerging Issues Task Force ("EITF") reached a consensus on EITF Issue No. 00-21, "Revenue Arrangements With Multiple Deliverables" ("Issue 00-21"). Issue 00-21 provides guidance for determining the unit(s) of accounting in arrangements that include multiple products, services, and/or rights to use assets. Issue 00-21 is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The Company has adopted Issue 00-21 effective July 1, 2003. The guidance in EITF 00-21 did not modify our previous accounting for transactions that includes multiple deliverables.

Goodwill and Purchased Intangible Assets

In June 2001, FASB issued SFAS No. 141, "Business Combinations", and SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001. Under SFAS No. 142, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to periodic impairment tests in accordance with the Statement. Goodwill impairment is deemed to exist if the net book value of a reporting unit exceeds its estimated fair value. Other intangible assets will continue to be amortized over their useful lives. According to SFAS No. 141's new definition of intangible assets workforce-in-place was reclassified to goodwill.

Effective October 1, 2002 the Company adopted SFAS No. 142. At which time the Company performed the transitional tests of goodwill recorded as of October 1, 2002. Thereafter, an annual impairment test will be performed in the fourth quarter of each fiscal year, or more frequently if impairment indicators are present. As discussed in Note 1 above, the Company and its subsidiaries operate in one operating segment, and this segment comprises its only reporting unit. In calculating the fair value of the operating unit, the Company used a discounted cash flow methodology. There was no impairment of goodwill upon adoption of SFAS No. 142 and there was no impairment at the annual impairment test date.

Prior to fiscal 2003, goodwill and workforce-in-place were amortized using the straight-line method over their estimated period of benefit. Net (loss) income and earnings (loss) per share for the twelve months ended September 30, 2002 and 2001 adjusted to exclude amortization of goodwill and workforce-in-place, net of tax, are as follows:

	Year ended September 30,	
	2002	2001
Reported net (loss) income	$ (5,061)	$ 66,386
Add back: goodwill and workforce-in-place amortizations	204,561	204,566
Attributable tax effect	(2,717)	(2,717)
Adjusted net income	$ 196,783	$ 268,235
Adjusted basic earnings per share	$ 0.89	$ 1.21
Adjusted diluted earnings per share	$ 0.88	$ 1.18

(in thousands, except per share data)

The following table presents details of the Company's total goodwill:

As of September 30, 2002	$ 705,862
Decrease in goodwill as a result of a settlement (see Note 3)	(13,524)
Goodwill resulted from acquisition (see Note 3)	104,796
As of September 30, 2003	**$ 797,134**

The following table presents details of amortization expense of purchased intangible assets as reported in the consolidated statements of operations:

	Year ended September 30,		
	2003	2002	2001
Cost of license	**$ 4,075**	$ 3,550	$ 5,577
Amortization of purchased intangible assets	**19,940**	27,243	15,422
Total	**$ 24,015**	$ 30,793	$ 20,999

The following table presents details of the Company's total purchased intangible assets:

	Gross	Accumulated Amortization	Net
September 30, 2003			
Core technology	**$ 44,535**	**$ (43,418)**	**$ 1,117**
Customer arrangements	**70,073**	**(26,653)**	**43,420**
Intellectual property rights and purchased computer software	**51,996**	**(37,692)**	**14,304**
Total	**$ 166,604**	**$ (107,763)**	**$ 58,841**
September 30, 2002			
Core technology	$ 44,535	$ (36,718)	$ 7,817
Customer arrangements	36,658	(13,413)	23,245
Intellectual property rights and purchased computer software	47,223	(33,617)	13,606
Total	$ 128,416	$ (83,748)	$ 44,668

The estimated future amortization expense of purchased intangible assets as of September 30, 2003 is as follows:

	Amount
Fiscal year:	
2004	$ 19,430
2005	10,203
2006	7,871
2007	6,857
2008 and after	14,480

(in thousands, except per share data)

Guarantor's Accounting and Disclosure Requirements for Guarantees

In November 2002 the FASB issued FASB Interpretation ("FIN") No. 45 "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others". FIN No. 45 requires that, at the inception of certain types of guarantees, the guarantor must disclose and recognize a liability for the fair value of the obligation it assumes under the guarantee. The initial recognition and measurement requirements of FIN No. 45 are effective for guarantees issued or modified after December 31, 2002. The additional disclosure requirements of FIN No. 45 are effective for interim and annual periods ending after December 15, 2002, and are applicable to certain of the Company's guarantees issued before December 31, 2002.

The Company is a party to an agreement entered into prior to December 31, 2002 that includes an indemnification of one of its customers for any withholding tax that might be required under the customer's local tax laws from certain payments made to the Company under this agreement. The indemnification under this agreement expires in December 2005. As of September 30, 2003 and September 30, 2002, the maximum potential amount of the Company's future exposure under this guarantee pursuant to FIN No. 45 was $4,717.

The Company generally sells its ClarifyCRM products with a limited warranty for a period of 90 days. The Company's policy is to accrue for warranty costs, if needed, based on historical trends in product failure. Based on the Company's experience, only minimal warranty services have been required and, as a result, the Company did not accrue any amounts for product warranty liability during fiscal 2003.

The Company generally indemnifies its customers against claims of intellectual property infringement made by third parties arising from the use of the Company's software. To date, the Company has incurred only minimal costs as a result of such obligations and has not accrued any liabilities related to such indemnification in its financial statements.

Gains and Losses from Extinguishment of Debt

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections". SFAS No. 145 eliminates previous requirements to classify gains and losses from extinguishment of debt as extraordinary items in earnings. Gains or losses from extinguishment of debt for fiscal years beginning after May 15, 2002 shall not be classified as extraordinary items unless certain provisions are met. Early adoption was encouraged. The Company adopted SFAS No. 145 in the fourth quarter of fiscal 2002 in connection with the gains related to the repurchases of its convertible notes. See Note 12.

RECENT ACCOUNTING PRONOUNCEMENTS

Costs Associated with Exit or Disposal Activities

In June 2002 the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities". SFAS No. 146 requires that a liability for costs associated with an exit or disposal activity, including restructuring activities, be recognized and measured at fair value when the liability is incurred, or, for certain one-time employee termination costs, over a future service period. Previously, a liability for an exit cost was recognized when a company committed to an exit plan. As a result, SFAS No. 146 may affect the timing of amounts recognized for future restructuring activities that are not associated with a business combination. SFAS No. 146 was effective for exit or disposal activities that were initiated after December 31, 2002.

(in thousands, except per share data)

Non-Software Elements in an Arrangement Containing Software

In July 2003, the EITF reached a consensus on EITF Issue No. 03-05, "Applicability of AICPA Statement of Position 97-2, Software Revenue Recognition, to Non-Software Deliverables in an arrangement Containing More-Than Incidental Software" ("Issue 03-05"). Issue 03-05 is regarding whether non-software deliverables (e.g., non-software related equipment or services) included in an arrangement that contains software that is more than incidental to the products or services as a whole are included within the scope of Statement of Position 97-2, "Software Revenue Recognition". Software-related elements include software products, upgrades/enhancements, post-contract customer support, and services as well as any non-software deliverables for which a software deliverable is essential to its functionality. Under Issue 03-05, in an arrangement that includes software, computer hardware that will contain the software, and additional unrelated equipment, if the software is essential to the functionality of the hardware, the hardware would be considered software-related and, therefore, included within the scope of SOP 97-2. Issue 03-05 is effective for arrangements entered into in the first reporting period (annual or interim) beginning after August 13, 2003. The Company is in the process of analyzing the effect of Issue 03-05 on its consolidated financial position and results of operations and believes it will not be significant.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 >> ACQUISITIONS

CLARIFY

On November 28, 2001, the Company purchased from Nortel Networks Corporation substantially all of the assets of its Clarify business ("Clarify"), a leading provider of Customer Relationship Management ("CRM") software to communications companies and other enterprise sectors. This acquisition positioned the Company as a leading provider of CRM software to the communications industry and, through the addition of Clarify's CRM software to the Company's portfolio of product offerings, reinforced the Company's leadership in delivering Integrated Customer Management software applications. Following the acquisition, the Company has continued to sell Clarify's CRM software to customers other than communications service providers, although this is not the focus of the Company's business. The aggregate initial purchase price for Clarify as of September 30, 2002 was $212,000 in cash, including transaction costs of $8,250. The purchase price was subject to final price adjustments that were settled in October 2002 and resulted in an $11,111 reduction of the purchase price to $200,889 in the first quarter of fiscal 2003. The acquisition was accounted for as a business combination using the purchase method of accounting, as required by SFAS No. 141. The fair market value of Clarify's assets and liabilities has been included in the Company's consolidated balance sheet and the results of Clarify's operations are included in the Company's consolidated statements of operations, commencing on November 29, 2001. The Company obtained a valuation of the intangible assets acquired in the Clarify transaction. The value of acquired technology included both existing technology and in-process research and development. The valuation of these items was made by applying the income forecast method, which considered the present value of cash flows by product lines. Of the $65,600 of acquired identifiable intangible assets, $17,400 was assigned to in-process research and development and was written off as of the closing date of the acquisition, in accordance with FASB Interpretation No. 4, "Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method." The fair value assigned to core technology was $13,400 and is being amortized over two years commencing on November 29, 2001.

(in thousands, except per share data)

The fair value assigned to customer arrangements was $34,800 and is being amortized over three years commencing on November 29, 2001.The excess of the purchase price over the fair value of the net assets acquired, or goodwill, following the settlement was $147,734, of which $144,182 is tax deductible. The goodwill is accounted for under SFAS No. 142. In accordance with SFAS No. 142, goodwill from acquisitions after June 30, 2001 is no longer amortized, but is subject to periodic impairment tests. As a result, goodwill associated with the acquisition of Clarify is not amortized.

The following is the final allocation of the purchase price and deferred tax liability:

Net liabilities acquired	$ (9,574)
Core technology	13,400
Customer arrangements	34,800
In-process research and development	17,400
Deferred tax liability	(2,871)
Goodwill	147,734
	$ 200,889

CERTEN

On July 2, 2003, the Company acquired from Bell Canada ("Bell") its 90% ownership interest in Certen Inc. ("Certen", which was renamed Amdocs Canada Managed Services, Inc.) for approximately $66,000 in cash. In addition the Company had related transaction costs of approximately $5,000.The Company and Bell formed Certen in January 2001 to provide customer care and billing solutions to Bell and a number of Bell's affiliated companies. This acquisition expanded the Company's Managed Services operation and positioned it as a major provider of Managed Services to the communications industry. Prior to this acquisition, Bell's ownership interest in Certen was 90% and the Company owned the remainder. As a result of the acquisition, Certen is now a wholly owned subsidiary of the Company. Since Certen's inception, the Company has provided customer care and billing software required by Certen, including related customization, installation, maintenance and other services. The Company now has a major billing operations Managed Services agreement with Bell through December 2010.

The acquisition was accounted for using the purchase method of accounting, as required by SFAS No. 141. The fair market value of Certen's assets and liabilities has been included in the Company's consolidated balance sheet and the results of Certen's operations are included in the Company's consolidated statements of operations, commencing on July 2, 2003. The Company is in the process of obtaining a valuation of the intangible assets acquired in the Certen transaction. A final determination of purchase accounting adjustments will be made following the completion of the valuation. The total purchase price is being allocated to Certen's assets and liabilities, including identifiable intangible, based on their respective estimated fair values, on the date the transaction was consummated. Because the Company had a preexisting right to utilize the Amdocs billing software and customization prior to the acquisition, the software and customization on Certen's books has no value to the Company. The value of the acquired customer arrangement was made by applying the income forecast method. The value assigned to the customer arrangement was $33,415 and is being amortized over seven and half years commencing on July 2, 2003 (the remaining life of the Managed Services agreement). The excess of the purchase price over the fair value of the net assets and identifiable intangible acquired, or goodwill, was $104,796, which is not tax deductible. The goodwill is accounted for under SFAS No. 142. In accordance with SFAS No. 142, goodwill from acquisitions after June 30, 2001 is no longer amortized, but is subject to periodic impairment tests. As a result, goodwill associated with the acquisition of Certen is not amortized. In addition, deferred taxes were recognized for the difference between the book and tax basis of certain assets and liabilities.

(in thousands, except per share data)

As mentioned above, prior to the acquisition Bell's ownership interest in Certen was 90% and the Company owned the remainder, and therefore the Company accounted for the investment in Certen under the cost method for its 10% ownership. In the fourth quarter of 2003, the Company recognized its 10% share in Certen's results prior to the acquisition. The Company's share in Certen's pre-acquisition results was a charge of $4,133, and is included in "restructuring charges, in-process research and development and other" for the year ended September 30, 2003.

The following is the preliminary allocation of the purchase price and deferred tax liability:

Purchase price	$ 65,887
Estimated transaction costs	5,000
Total purchase price	70,887
Write-off of deferred revenue and allowance on Amdocs books, net of tax	(33,666)
Net amount for purchase price allocation	$ 37,221
Allocation of purchase price:	
90% tangible assets acquired, net of capitalized Amdocs system on Certen's books	$ 87,769
90% liabilities assumed	(244,112)
Net tangible assets	(156,343)
Customer arrangement	33,415
Adjustment to fair value of pension and other post-employment benefit liabilities	(10,202)
EITF 95-3 and other liabilities	(8,704)
Deferred taxes resulting from the difference between the assigned value of certain assets and liabilities and their respective tax bases	74,259
Net fair value of tangible assets acquired	(67,575)
Goodwill	104,796
	$ 37,221

Set forth below is the unaudited pro forma revenue, operating income, net income (loss) and per share figures for the years ended September 30, 2003, 2002 and 2001, as if Clarify had been acquired as of October 1, 2000 and as if Certen had been acquired as of October 1, 2001 excluding the write-off of purchased in-process research and development:

	Year ended September 30,		
	2003	2002	2001
Revenue	**$ 1,621,957**	$ 1,774,678	$ 1,776,063
Operating income (loss)	**189,978**	(5,835)	27,218
Net income (loss)	**151,441**	(44,097)	(33,521)
Basic earnings (loss) per share	**0.70**	(0.20)	(0.15)
Diluted earnings (loss) per share	**0.69**	(0.20)	(0.15)

As a result of SFAS No. 142, goodwill associated with acquisitions completed after June 30, 2001 is not amortized and, accordingly, the pro forma information above reflects no amortization of goodwill related to the Clarify and Certen acquisitions.

(in thousands, except per share data)

NOTE 4 >> RELATED PARTY TRANSACTIONS

The financial information presented below includes balances with SBC Communications Inc. ("SBC") and Certen, prior to its acquisition by the Company in July 2003. During the quarter ended December 31, 2002, SBC ceased to be a principal shareholder of the Company, according to SFAS No. 57, "Related Party Disclosures", and thus is no longer a related party.

The following related party balances are included in the consolidated balance sheets as of September 30, 2002:

Accounts receivable	$ 55,458
Prepaid expenses and other current assets (1)	1,550
Other noncurrent assets (2)	48,453

(1) Consists of interest receivable accrued on convertible debentures issued to the Company by Certen.

(2) Consists of an investment by the Company in equity and convertible debentures of Certen. The investment in Certen was accounted for under the cost method, based on the Company's 10% ownership of Certen as of September 30, 2002.

The Company has licensed software and provided computer systems integration and related services to affiliates of SBC and to Certen. The following related party revenue is included in the consolidated statements of operations:

	Year ended September 30,		
	2003	2002	2001
REVENUE:			
License	**$ 3,827**	$ 30,551	$ 37,356
Service	**84,122**	314,341	264,278

The year ended September 30, 2003 includes license and service revenue related only to Certen through the acquisition date, July 2, 2003. The years ended September 30, 2002 and 2001 include license and service revenue related to SBC and Certen.

The following related party expenses are included in the consolidated statements of operations:

	Year ended September 30,		
	2003	2002	2001
OPERATING EXPENSES (1):			
Cost of service	**$ —**	$ 2,642	$ 3,232
Selling, general and administrative	**—**	336	663
INTEREST INCOME AND OTHER, NET (2)	**1,662**	1,886	89

(1) The Company leases office space on a month-to-month basis and purchases other miscellaneous support services from affiliates of SBC.

(2) Represents interest and exchange rate differences, net of hedging, on the convertible debentures of Certen for the years ended September 30, 2002 and 2001, and for the year ended September 30, 2003 only through the acquisition date, July 2, 2003. Absent hedging, these amounts would be $9,334, $1,402 and $89 for the years ended September 30, 2003, 2002 and 2001, respectively.

(in thousands, except per share data)

NOTE 5 >> SHORT-TERM INTEREST-BEARING INVESTMENTS

Short-term interest-bearing investments consisted of the following:

	Amortized Cost As of September 30,		Market Value As of September 30,	
	2003	2002	2003	2002
Federal agencies	**$ 50,371**	$ 110,743	**$ 50,403**	$ 112,092
U.S. government treasuries	**23,373**	77,279	**23,674**	79,276
Corporate backed obligations	**197,243**	178,455	**197,157**	179,879
Corporate bonds	**64,153**	100,544	**64,151**	102,646
Mortgages (including government and corporate)	**44,743**	76,138	**44,724**	76,148
Commercial paper/CD	**35,643**	—	**35,457**	—
Private placement	**26,219**	7,330	**26,225**	7,546
Municipal bonds	**1,501**	13,543	**1,501**	13,543
Other	**—**	10,025	**—**	10,034
	443,246	574,057	**443,292**	581,164
Allowance for unrealized gain	**46**	7,107	**—**	—
Total	**$ 443,292**	$ 581,164	**$ 443,292**	$ 581,164

As of September 30, 2003, short-term interest-bearing investments had the following expected maturity dates:

	Market Value
2004	138,419
2005	130,818
2006	128,555
2007	45,500
Total	$ 443,292

NOTE 6 >> ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consists of the following:

	As of September 30,	
	2003	2002
Accounts receivable - billed	**$ 200,220**	$ 314,828
Accounts receivable - unbilled	**16,072**	24,144
Less - allowances	**(18,018)**	(26,240)
Accounts receivable, net	**$ 198,274**	$ 312,732

(in thousands, except per share data)

NOTE 7 >> EQUIPMENT, VEHICLES AND LEASEHOLD IMPROVEMENTS, NET

Components of equipment, vehicles and leasehold improvements, net are:

	As of September 30, 2003	2002
Computer equipment	**$ 311,319**	$ 211,010
Vehicles furnished to employees	**50,080**	53,696
Leasehold improvements	**49,834**	54,319
Furniture and fixtures	**40,109**	38,672
	451,342	357,697
Less accumulated depreciation	**247,875**	196,795
	$ 203,467	$ 160,902

The Company has entered into various arrangements for the leasing of vehicles for periods of five years, carrying interest rates of LIBOR plus an interest rate ranging 0.5% to 0.9% (between 1.66% to 2.06% as of September 30, 2003). Vehicles under capital lease arrangements had cost of $43,918 and $49,582 with related accumulated depreciation of $26,121 and $21,520 as of September 30, 2003 and 2002, respectively. As a result of the Certen acquisition, the Company assumed various arrangements for the leasing of computer equipment (hardware and software) for remaining periods of two to three years, denominated in Canadian dollars with interest rates ranging between 5.16% to 11.7%. Computer equipment under capital lease arrangements had a cost of $48,203 with related accumulated depreciation of $2,111 as of September 30, 2003.

The Company has accounted for these as capital leases and amortization costs have been included in depreciation expense.

Capital lease payments, excluding interest, due over the next five years are as follows:

For the years ended September 30,	
2004	$ 25,472
2005	18,859
2006	3,761
2007	69

The above capital lease payments do not reflect a liability of $2,804, reflecting adjustment to fair value, resulting from the preliminary valuation of capital lease agreements assumed in the acquisition of Certen. This adjustment will be amortized over the life of the lease.

The above capital lease payments include a sale-leaseback transaction that was recongized on Certen's books as of the acquisition date. The proceeds for this transaction were received after the acquisition date, and are reflected in the consolidated cash flow statement for fiscal 2003 as "proceeds from sale-leaseback transaction".

(in thousands, except per share data)

NOTE 8 >> GOODWILL AND OTHER INTANGIBLE ASSETS, NET

Goodwill and other intangible assets, net are:

	Estimated useful life (in years)	As of September 30, 2003	2002
Intellectual property rights and purchased computer software	2-10	$ **96,531**	$ 91,758
Other intangible assets	3-7.5	**70,073**	36,658
		166,604	128,416
Less accumulated amortization		**107,763**	83,748
		58,841	44,668
Goodwill (1)(2)		**797,134**	705,862
		$ **855,975**	$ 750,530

(1) In accordance with SFAS No. 142, goodwill from acquisitions completed after June 30, 2001 is not amortized, but is subject to periodic impairment tests. Under SFAS No. 142, amortization of goodwill ceased, for acquisitions completed prior to July 1, 2001, on October 1, 2002. In accordance with SFAS No. 141's new definition of intangible assets, workforce-in-place was reclassified to goodwill.

(2) In September 2002, the Company recorded a reduction of the goodwill related to an acquisition due to a release of a valuation allowance with respect to a tax asset that existed at the acquisition date. See Note 10.

NOTE 9 >> OTHER NONCURRENT ASSETS

Other noncurrent assets consist of the following:

	As of September 30, 2003	2002
Funded employee benefit costs (1)	$ **49,020**	$ 40,495
Managed services costs (2)	**15,916**	—
Noncurrent investments, at cost (3)(4)	—	7,596
Noncurrent investment in convertible debentures (3)	—	40,857
Convertible notes issuance cost, net	**2,096**	5,934
Restricted cash and cash equivalents (5)	**234**	5,072
Other	**8,930**	10,225
	$ **76,196**	$ 110,179

(1) See Note 16.

(2) See Note 2

(3) As of September 30, 2002 consisted of investment in Certen under the cost method. As of September 30, 2003, Certen is a wholly owned subsidiary of the Company and is consolidated as of that date. See Note 3.

(4) In fiscal 2002, the Company recorded pretax charges of $5,500 to adjust the carrying value of two investments, accounted for by the Company under the cost method. In fiscal 2001, the Company recorded pretax charges of $6,750 to adjust the carrying value of four investments, accounted for by the Company under the cost method. Following these adjustments, as of September 30, 2002, the Company had one remaining investment, the investment in Certen. As of September 30, 2003, following the acquisition of Certen and the adjustments described above, all the Company's remaining cost method investments are presented at nil fair value.

(5) The Company was required to maintain restricted cash and cash equivalents balances relating to letters of credit and bank guarantees.

(in thousands, except per share data)

NOTE 10 >> INCOME TAXES

The provision for income taxes consists of the following:

	Year ended September 30, 2003	2002	2001
Current	$ **52,293**	$ 75,185	$ 110,163
Deferred	**4,001**	(1,665)	5,018
	$ **56,294**	$ 73,520	$ 115,181

All income taxes are from continuing operations reported by the Company in the applicable taxing jurisdiction. Income taxes also include anticipated withholding taxes due on subsidiaries' earnings when paid as dividends to the Company.

Deferred income taxes are comprised of the following components:

	As of September 30, 2003	2002
Deferred tax assets:		
Deferred revenue	$ **27,056**	$ 23,303
Accrued employee costs	**26,333**	19,367
Equipment, vehicles and leasehold improvements, net	**47,932**	3,315
Intangible assets, computer software and intellectual property	**15,052**	14,790
Net operating loss carry forwards	**13,629**	19,342
Other	**23,061**	11,899
Valuation allowances	—	(10,704)
Total deferred tax assets	**153,063**	81,312
Deferred tax liabilities:		
Anticipated withholdings on subsidiaries' earnings	**(43,046)**	(42,149)
Equipment, vehicles and leasehold improvements, net	**(6,634)**	(4,254)
Intangible assets, computer software and intellectual property	**(28,563)**	(10,007)
Other	**(14,867)**	(4,268)
Total deferred tax liabilities	**(93,110)**	(60,678)
Net deferred tax assets	$ **59,953**	$ 20,634

The effective income tax rate varied from the statutory Guernsey tax rate as follows:

	Year ended September 30, 2003	2002	2001
Statutory Guernsey tax rate	**20%**	20%	20%
Guernsey tax-exempt status	**(20)**	(20)	(20)
Foreign taxes	**25**	28	30
Income tax rate before effect of acquisitions-related costs, restructuring charges and gains from the repurchases of Notes	**25**	28	30
Effect of acquisition-related costs, restructuring charges and gains from the repurchases of Notes	—	79	33
Effective income tax rate	**25%**	**107%**	**63%**

(in thousands, except per share data)

As a Guernsey corporation with tax-exempt status, the Company's overall effective tax rate is attributable solely to foreign taxes. Effective October 1, 2002, following the adoption of SFAS No. 142, the Company no longer amortizes goodwill resulting from acquisitions. See Note 3 above. As a result, goodwill amortization that is not tax-deductible no longer affects the Company's effective tax rate.

The high effective tax rates in the years ended September 30, 2002 and 2001 were primarily attributable to amortization of goodwill related to the Company's acquisitions, much of which is not tax deductible. In the year ended September 30, 2002 the Company's effective tax rate was also adversely affected by the fixed non-deductible expenditures representing a larger component of the Company's pretax income.

As of September 30, 2003 the Company estimated that operating losses related to its Canadian subsidiary would be realized through future taxable earnings. As a result, related valuation allowance of $13,282 was released through the income tax provision. As of September 30, 2002, the Company estimated that operating losses incurred by the subsidiary prior to the Company's acquisition of that company in April 2000 would be realized through future taxable earnings. As a result, the related valuation allowance of $8,957 was released as an offsetting reduction of the goodwill recorded in that transaction. As of September 30, 2003 there was no valuation allowance balance.

NOTE 11 >> FINANCING ARRANGEMENTS

SHORT-TERM

The Company's financing transactions are described below:

As of September 30, 2003, the Company had available a short-term general revolving line of credit totaling $30,000. During fiscal 2003 and as of September 30, 2003, there was no outstanding balance under this credit line. The cost of maintaining this revolving line of credit was insignificant.

In addition, as of September 30, 2003, the Company had credit facilities totaling $40,340, limited for the use of letters of credit and bank guarantees from various banks. Outstanding letters of credit and bank guarantees as of September 30, 2003 totaled $22,624. These were mostly supported by a combination of the credit facilities described above and restricted cash balances that the Company maintains with the issuing banks. See Note 9.

LONG-TERM

Following the Company's acquisition of Certen (see Note 3), the Company assumed a loan bearing an annual interest rate of 7.53% denominated in Canadian dollars. The proceeds from this loan that was recognized on Certen's books as of the acquisition date, were received after the acquisition date, and are reflected in the consolidated cash flow statement for fiscal 2003 as "borrowings under financing arrangement". The principal and interest is payable in quarterly installments and matures in fiscal 2005. Future repayment of the loan is as follows:

For the years ended September 30,	
2004	$ 2,179
2005	571
	$ 2,750

(in thousands, except per share data)

NOTE 12 >> CONVERTIBLE NOTES

In May 2001 the Company issued $500,000 aggregate principal amount of 2% Convertible Notes due June 1, 2008 (the "Notes"). The Company is obligated to pay interest on the Notes semi-annually on June 1 and December 1 of each year. The Notes are senior unsecured obligations of the Company and rank equal in right of payment with all of existing and future senior unsecured indebtedness of the Company. The Notes are convertible, at the option of the holders at any time before the maturity date, into Ordinary Shares of the Company at a conversion rate of 10.8587 shares per one thousand dollars principal amount, representing a conversion price of approximately $92.09 per share. The Notes are subject to redemption at any time on or after June 1, 2006, in whole or in part, at the option of the Company, at a redemption price of 100% of the principal amount plus accrued and unpaid interest. The Notes are subject to repurchase, at the holders' option, on June 1, 2004 and June 1, 2006, at a repurchase price equal to 100% of the principal amount plus accrued and unpaid interest, if any, on such repurchase date. Due to the high conversion price for the Notes, it is likely that the holders of the Notes will require the Company to redeem their Notes on June 1, 2004. The Company may choose to pay the repurchase price in cash, Ordinary Shares or a combination of cash and Ordinary Shares. As of September 30, 2003, the Notes are presented as current liabilities.

On July 23, 2002, the board of directors authorized the Company to repurchase the Notes, in such amounts, at such prices and at such times considered appropriate. Such repurchases may be made on the open market, in privately negotiated transactions or otherwise, in accordance with any applicable laws and the terms of the Notes. During the fourth quarter of fiscal 2003, the Company repurchased $44,600 aggregate principal amount of the Notes at an average price of $990 per $1,000 principal amount, resulting in a gain of $448. During the fourth quarter of fiscal 2002, the Company repurchased $54,946 aggregate principal amount of the Notes at an average price of $890 per $1,000 principal amount, resulting in a gain of $6,012. See Note 14. The Company funded these repurchases, and intends to fund any future repurchases, with available funds. As of September 30, 2003, $400,454 aggregate principal amount of the Notes was outstanding.

NOTE 13 >> NONCURRENT LIABILITIES AND OTHER

Noncurrent liabilities and other consist of the following:

	As of September 30, 2003	As of September 30, 2002
Accrued employees costs	**$ 75,654**	$ 66,850
Accrued pension liability (1)	**16,372**	—
Noncurrent customer advances	**34,725**	24,146
Long-term portion of capital lease obligations	**23,825**	15,138
Accrued lease obligations	**10,235**	14,031
Other	**11,684**	3,914
	$ 172,495	$ 124,079

(1) See Note 16.

(in thousands, except per share data)

NOTE 14 >> INTEREST INCOME AND OTHER, NET

Interest income and other, net consists of the following:

	Year ended September 30,		
	2003	2002	2001
Interest income	**$ 26,580**	$ 31,856	$ 32,156
Interest expense	**(11,425)**	(16,004)	(8,678)
Gain from repurchase of Notes (1)	**448**	6,012	—
Other, net	**(844)**	(2,566)	(1,192)
	$ 14,759	$ 19,298	$ 22,286

(1) See Note 12.

NOTE 15 >> CONTINGENCIES

COMMITMENTS

The Company leases office space under non-cancelable operating leases in various countries in which it does business. Future minimum non-cancelable lease payments required after October 1, 2003 are as follows:

For the years ended September 30,	
2004	$ 38,757
2005	30,920
2006	24,263
2007	19,558
2008	13,915
Thereafter	19,074
	$146,487

Future minimum non-cancelable lease payments, as stated above, do not reflect committed future sublease income of $5,812, $4,572, $3,625, $3,050, $2,007 and $4,752 for the years ended September 30, 2004, 2005, 2006, 2007, 2008 and thereafter, respectively. Of the $122,669 net operating leases, net of $23,818 of sublease income, $9,006 has been included in accrued restructuring charges as of September 30, 2003.

Rent expense, including accruals for future lease losses, was approximately $33,039, $39,141 and $40,506 for fiscal 2003, 2002 and 2001, respectively.

LITIGATION

On December 2, 2003 the Company announced that the United States District Court for the Eastern District of Missouri had issued an order granting the Company's motion to dismiss the securities class action lawsuits that had been pending against the Company and certain of its directors and officers since June 2002. The court's order also directed that judgment be entered in favor of the defendants. The consolidated complaint filed in the action alleged that the Company and the individual defendants had made false or misleading statements about the Company's business and future prospects during a putative class period between July 18, 2000 and June 20, 2002. Under the federal rules the plaintiffs have a period of 30 days in which to appeal the court's decision.

(in thousands, except per share data)

LEGAL PROCEEDINGS

The Company is involved in various other legal proceedings arising in the normal course of its business. Based upon the advice of counsel, the Company does not believe that the ultimate resolution of these matters will have a material adverse effect on the Company's consolidated financial position, results of operations or cash flows.

SECURITIES AND EXCHANGE COMMISSION INVESTIGATION

The Company has been informed that the Midwest Regional Office of the SEC is conducting a private investigation into the events leading up to the Company's announcement in June 2002 of revised projected revenue for the third and fourth quarters of fiscal 2002. The investigation appears to be focused on, but is not explicitly limited to, the Company's forecasting beginning with its April 23, 2002 press release. Although the Company believes that it will be able to satisfy any concerns the SEC staff may have in this regard, the Company is unable to predict the duration, scope, or outcome of the investigation. The Company is cooperating fully with the SEC staff.

NOTE 16 >> EMPLOYEE BENEFITS

The Company accrues severance pay for the employees of its Israeli operations in accordance with Israeli law and certain employment procedures on the basis of the latest monthly salary paid to these employees and the length of time that they have worked for the Israeli operations. The severance pay liability, which is included in noncurrent liabilities and other, is partially funded by amounts on deposit with insurance companies, which are included in other noncurrent assets. Severance expenses were approximately $15,036, $9,953 and $17,242 for fiscal 2003, 2002 and 2001, respectively.

The Company sponsors defined contribution plans covering certain employees in the U.S., U.K. and Canada. The plans provide for Company matching contributions based upon a percentage of the employees' voluntary contributions. The Company's fiscal 2003, 2002 and 2001 plan contributions were not significant.

Following the Company's acquisition of Certen (see Note 3) and commencing on the acquisition date, July 2, 2003, the Company maintains several non-contributory defined benefit plans that provide for pension, other retirement and post employment benefits for the Certen employees based on length of service and rate of pay. The funding policy is to make contributions to the plans based on various generally accepted actuarial methods. Contributions reflect actuarial assumptions concerning future investment returns, salary projections and future service benefits. Plan assets consist primarily of Canadian and other equities, government and corporate bonds, debentures and secured mortgages, which are held in units of the BCE Master Trust Fund, a Trust established by Bell.

The net periodic benefit cost for the year ended September 30, 2003 (commencing July 2, 2003), related to pension and other benefits was as follows:

	Pension Benefits	Other Benefits
Service costs	$ 493	$ 90
Interest on benefit obligations	564	98
Expected return on plan assets	(409)	—
	$ 648	$ 188

(in thousands, except per share data)

The following table sets forth the funded status of the plans as of September 30, 2003:

	Pension Benefits	Other Benefits
Change in plan assets:		
Fair value of plan assets in acquisition acquired	$ 27,060	$ —
Actual return on plan assets	1,032	—
Foreign exchange loss	(107)	—
Benefits paid	(14)	—
Fair value of plan assets as of September 30, 2003	27,971	—
Change in benefit obligations:		
Benefit obligations assumed in acquisition	(37,400)	(5,262)
Service costs	(493)	(90)
Interest on benefit obligations	(564)	(98)
Foreign exchange gain	149	24
Benefits paid	14	—
Benefit obligations as of September 30, 2003	(38,294)	(5,426)
Funded status-plan deficit as of September 30, 2003	(10,323)	(5,426)
Unrecognized net loss	(623)	—
Accrued benefit costs as of September 30, 2003	**$ (10,946)**	**$ (5,426)**

The significant assumptions adopted in measuring the Canadian subsidiary's pension and other benefit obligations were as follows:

	%
Weighted average discount rate	6.5
Weighted average expected long-term rate of return on plan assets	7.5
Weighted average rate of compensation increase	3.5

For measurement purposes, a 4.5% annual rate of increase in the per capita cost of covered health care benefits (the health care cost trend rate) was assumed for the year ended September 30, 2003 (commencing July 2, 2003), except for the cost of medication, which was assumed to increase 10.5% annual rate for 2003. This rate was assumed to gradually decline to 4.5% by 2008 and remain stable thereafter.

NOTE 17 >> CAPITAL TRANSACTIONS

The following are details of the Ordinary Shares issued and outstanding

	As of September 30,	
	2003	2002
Voting Ordinary Shares	**223,790**	220,780
Non-Voting Ordinary Shares	—	2,535
Ordinary Shares issued	**223,790**	223,315
Less - treasury stock	**(7,732)**	(7,732)
Ordinary Shares outstanding	**216,058**	215,583

(in thousands, except per share data)

The Company's capital transactions are described below:

Total proceeds from the exercise of employee stock options amounted to $2,320, $5,161 and $13,967 in fiscal 2003, 2002 and 2001, respectively.

During fiscal 2002 the Company repurchased 7,732 Ordinary Shares, at an average price of $14.13 per share pursuant to a share repurchase program. The Company funded these repurchases, and intends to fund any future repurchases, with available funds. On November 5, 2003, the Company announced that its board of directors had authorized a share repurchase program of up to five million Ordinary Shares over the next twelve months. The authorization permits the Company to purchase Ordinary Shares in open market or privately negotiated transactions and at prices the Company deems appropriate. The Company stated that one of the main purposes of the repurchase program was to offset the dilutive effect of any future share issuances, including issuances in connection with acquisitions or pursuant to employee equity plans.

NOTE 18 >> STOCK OPTION AND INCENTIVE PLAN

In January 1998, the Company first adopted, and in each of January 1999, January 2000 and January 2001 the Company has amended, the Amdocs Limited 1998 Stock Option and Incentive Plan (the "Plan"). Under the provisions of the Plan, 32,300 Ordinary Shares are available to be granted to officers, directors, employees and consultants. Such options fully vest over one to nine years and have a term of ten years.

The following table summarizes information about share options, as well as changes during the years ended September 30, 2003, 2002 and 2001:

	Number of Share Options	Weighted Average Exercise Price
Outstanding as of October 1, 2000	11,228.1	$ 30.62
Granted	5,745.2	50.15
Exercised	(1,462.8)	9.73
Forfeited	(1,359.3)	49.59
Outstanding as of September 30, 2001	14,151.2	38.89
Granted	16,648.5	23.88
Exercised	(688.9)	7.49
Forfeited	(2,418.8)	44.02
Outstanding as of September 30, 2002	27,692.0	30.30
Granted	3,151.2	10.49
Exercised	(474.5)	4.89
Forfeited	(4,803.0)	37.16
Outstanding as of September 30, 2003	25,565.7	27.04

As of September 30, 2003, 4,126.3 Ordinary Shares remained available for grant pursuant to the Plan.

(in thousands, except per share data)

The following table summarizes information about share options outstanding as of September 30, 2003:

	OUTSTANDING			EXERCISABLE	
Exercise price	Number outstanding	Weighted average remaining contractual life (in years)	Weighted average exercise price	Number exercisable	Weighted average exercise price
$ 1.87 – 3.01	629,737	4.59	$ 1.98	629,737	$ 1.98
6.40 – 18.60	8,860,695	8.67	9.11	1,625,693	10.32
19.21 – 28.60	3,719,059	7.38	26.09	1,302,006	25.50
30.94 – 31.90	5,231,767	8.20	31.01	2,165,264	31.01
33.07 – 45.07	3,598,976	7.30	38.16	1,880,373	38.06
47.90 – 65.01	2,937,206	6.99	58.32	1,793,317	58.06
66.25 – 78.31	588,251	6.86	70.53	413,387	70.33

NOTE 19 >> EARNINGS (LOSS) PER SHARE

The following table sets forth the computation of basic and diluted earnings (loss) per share:

	Year ended September 30,		
	2003	2002	2001
Numerator:			
Net income (loss)	**$ 168,883**	$ (5,061)	$ 66,386
Denominator:			
Denominator for basic earnings (loss) per share – weighted average number of shares outstanding (1)	**215,849**	220,361	222,002
Effect of dilutive stock options granted (2)	**4,027**	—	4,830
Denominator for dilutive earnings (loss) per share – adjusted weighted average shares and assumed conversions (1)	**219,876**	220,361	226,832
Basic earnings (loss) per share	**$ 0.78**	$ (0.02)	$ 0.30
Diluted earnings (loss) per share	**$ 0.77**	$ (0.02)	$ 0.29

(1) The weighted average number of shares outstanding includes exchangeable shares issued shareholders of Amdocs Canada, Inc. (formerly Solect Technology Group Inc. ("Solect")) pursuant to the Company's acquisition of Solect in April 2000, which were exchangeable for the Company's Ordinary Shares on a one-for-one basis. As of September 30, 2003, none of the exchangeable shares remained outstanding.

(2) Due to net loss, 2,201 anti-dilutive securities are excluded from the computation of diluted average number of shares outstanding in the year ended September 30, 2002.

The effect of the Notes on diluted earnings (loss) per share was anti-dilutive for the years ended September 30, 2003, 2002 and 2001, and therefore was not included in the calculation above. The weighted average effect of the repurchase of Ordinary Shares by the Company has been included in the calculation of basic earnings (loss) per share. See Note 17.

(in thousands, except per share data)

NOTE 20 >> SEGMENT INFORMATION AND SALES TO SIGNIFICANT CUSTOMERS

The Company and its subsidiaries operate in one operating segment, providing business support systems and related services primarily for the communications industry.

GEOGRAPHIC INFORMATION

The following is a summary of revenue and long-lived assets by geographic area. Revenue is attributed to geographic region based on the location of the customers.

	Year ended September 30,		
	2003	2002	2001
REVENUE			
United States	**$ 732,400**	$ 817,728	$ 690,444
Canada	**183,973**	178,240	133,201
Europe	**442,673**	466,098	549,106
Rest of the world	**124,281**	151,499	161,159
Total	**$1,483,327**	$1,613,565	$1,533,910

	As of September 30,		
	2003	2002	2001
LONG-LIVED ASSETS			
United States (1)	**$ 308,959**	$ 302,950	$ 152,827
Canada (2)	**686,748**	539,832	714,019
Rest of the world	**90,911**	138,334	132,365
Total	**$1,086,618**	$ 981,116	$ 999,211

(1) Primarily goodwill, computer software and hardware.
(2) Primarily goodwill.

REVENUE AND CUSTOMER INFORMATION

Customer care and billing, customer relationship management or CRM, and order management systems (collectively, "CC&B") include systems for wireline, wireless, voice, data, broadband, content, electronic and mobile commerce and IP services. Directory includes directory sales and publishing systems for publishers of both traditional printed yellow pages and white pages directories and electronic Internet directories.

	Year ended September 30,		
	2003	2002	2001
CC&B	**$1,280,430**	$1,439,980	$1,379,654
Directory	**202,897**	173,585	154,256
Total	**$1,483,327**	$1,613,565	$1,533,910

(in thousands, except per share data)

SALES TO SIGNIFICANT CUSTOMERS

The following table summarizes the percentage of sales to significant customers groups (when they exceed 10 percent of total revenue for the year).

	Year ended September 30,		
	2003	2002	2001
Nextel Communications group	**15%**	12%	10%
SBC Communications Inc. group (1)	**11**	11	13
Bell Canada group (2)	**11**	(*)	(*)
Vodafone group	(*)	10	11

(*) Less than 10 percent of total revenue

(1) During the quarter ended December 31, 2002, SBC has ceased to be a principal shareholder of the Company, according to SFAS No. 57, and thus is no longer a related party.

(2) Bell Canada group includes Certen through June 30, 2003. In July 2003, the Company acquired Bell's ownership interest in Certen, and Certen became a wholly owned subsidiary of the Company. See Note 3.

NOTE 21 >> OPERATIONAL EFFICIENCY AND COST REDUCTION PROGRAMS

In November 2002 the Company announced a series of measures designed to reduce costs and improve productivity. In the first quarter of fiscal 2003, the Company recorded a charge of $9,956, consisting primarily of employee separation costs in connection with the termination of the employment of approximately four hundred software and information technology specialists and administrative professionals and for the write-off of leasehold improvements and rent obligations. The employee terminations occurred at various locations around the world. In addition, the Company implemented other cost reduction measures, including travel cuts and reductions in other discretionary costs.

On June 20, 2002, the Company announced its intention to implement a cost reduction program to reduce costs by approximately 10% in response to a decline of the Company's forecasted revenue for the third and fourth quarters of fiscal 2002. The decline resulted from, among other factors, slowdowns in customer buying decisions in the third quarter of fiscal 2002, stemming from overall reductions in the capital investment budgets of many communications service providers, leading to fewer new contracts for the Company than it had expected, as well as smaller than expected initial spending commitments and reduced discretionary spending under the Company's contracts with some of its customers.

The Company recorded a charge of $20,919 in the fourth quarter of fiscal 2002, consisting primarily of employee separation costs in connection with the elimination of approximately one thousand positions of software and information technology specialists and administrative professionals that have been eliminated by the Company, with the remainder for the write-off of leasehold improvements and rent obligations.

In October 2001, as part of a plan to achieve increased operational efficiency and to more closely monitor and reduce costs, the Company consolidated its Stamford, Connecticut data center into its Champaign, Illinois facility, and closed the Stamford facility. As a direct result of this closure, the Company recorded a restructuring charge of $13,311 in the first quarter of fiscal 2002, primarily for the write-off of leasehold improvements and rent obligations, with the remainder for employee separation costs. In addition, as part of a general effort to reduce costs, the Company has decreased its overall commitments for employee compensation, through a lesser reliance on fixed compensation programs and a greater reliance on discretionary arrangements.

(in thousands, except per share data)

These charges are included in "restructuring charges, in-process research and development and other" for the years ended September 30, 2003 and 2002.

As of September 30, 2003, the remaining restructuring expense reserves were $9,247. The remaining employee separation costs are expected to be paid out through the first quarter of fiscal 2004. Facility related costs are expected to be paid out through April 2012. Actual future cash requirements may differ materially from the accrual as of September 30, 2003, particularly if actual sublease income is significantly different from current estimates.

A summary of restructuring activities along with respective remaining reserves follows:

	Employee Separation Costs	Facilities	Assets Write-offs	Other	Total
Balance as of October 1, 2001	$ —	$ —	$ —	$ —	$ —
Restructuring charges	13,883	14,135	5,710	502	34,230
Cash payments	(10,526)	(3,048)	—	(62)	(13,636)
Non-cash	—	—	(5,710)	—	(5,710)
Balance as of September 30, 2002	3,357	11,087	—	440	14,884
Restructuring charges	**4,011**	**4,022**	**1,829**	**94**	**9,956**
Cash payments	**(7,130)**	**(5,334)**	**—**	**(280)**	**(12,744)**
Non-cash	**—**	**—**	**(1,829)**	**—**	**(1,829)**
Adjustments (1)	**3**	**(769)**	**—**	**(254)**	**(1,020)**
Balance as of September 30, 2003	**$ 241**	**$ 9,006**	**$ —**	**$ —**	**$ 9,247**

(1) Reflects differences in foreign exchange rates from balances paid in currencies other than the U.S. dollar of $102 that were charged to "interest income and other, net" and adjustments of $918 due to changes in previous estimates. These adjustments resulted in a decrease of restructuring liabilities related to facilities of $769, an increase of restructuring liabilities related to employee separation cost of $105 and a decrease in other related costs of $254. The net amount was credited to "cost of service" and "selling, general and administrative" expenses.

NOTE 22 >> FINANCIAL INSTRUMENTS

The Company enters into forward contracts to purchase and sell foreign currencies to reduce the exposure associated with revenue denominated in a foreign currency and exposure associated with anticipated expenses (primarily personnel costs), in non-U.S. dollar-based currencies and designates these as cash flow hedges. The Company also may enter into forward contracts to sell foreign currency in order to hedge its exposure associated with some firm commitments from customers in non-U.S. dollar-based currencies and designates these for accounting purposes as fair value hedges. As of September 30, 2003 the Company had no outstanding fair value hedges. The derivative financial instruments are afforded hedge accounting because they are effective in managing foreign exchange risks and are appropriately assigned to the underlying exposures. The Company does not engage in currency speculation. The Company currently enters into forward exchange contracts exclusively with major financial institutions. Forward contracts, which are not designated as hedging instruments under SFAS No. 133, are used to offset the effect of exchange rates on certain assets and liabilities.

The hedges are evaluated for effectiveness at least quarterly. As the critical terms of the forward contract and the hedged transaction are matched at inception, the hedge effectiveness is assessed generally based on changes in forward rates for cash flow hedges as compared to the changes in the fair value of the cash

(in thousands, except per share data)

flows associated with the underlying hedged transactions. The effective portion of the change in the fair value of forward exchange contracts, which are classified as cash flow hedges, is recorded as comprehensive income until the underlying transaction is recognized in earnings. For fair value hedges, changes in the fair value of forward exchange contracts offset the change in the fair value of the hedged item to the extent of the arrangement's effectiveness. Any residual change in fair value of the forward contracts, such as time value, excluded from effectiveness testing for hedges of estimated receipts from customers, is recognized immediately in "interest income and other, net". Hedge ineffectiveness, if any, is also included in current period in earnings in" interest income and other, net".

The Company discontinues hedge accounting for a forward contract when (1) it is determined that the derivative is no longer effective in offsetting changes in the fair value of cash flows of hedged item; (2) the derivative matures or is terminated; (3) it is determined that the forecasted hedged transaction will no longer occur; (4) a hedged firm commitment no longer meets the definition of a firm commitment, or (5) management decides to remove the designation of the derivative as a hedging instrument.

When hedge accounting is discontinued, and if the derivative remains outstanding, the Company will record the derivative at its fair value on the consolidated balance sheet, recognizing changes in the fair value in current period earnings in "interest income and other, net". When the Company discontinues hedge accounting because it is no longer probable that the forecasted transaction will occur, the gains and losses that were accumulated in other comprehensive income will be recognized immediately in earnings in "interest income and other, net".

The fair value of the open contracts recorded by the Company in its consolidated balance sheets as an asset or a liability is as follows:

	As of September 30,	
	2003	2002
Prepaid expenses and other current assets	**$ 7,447**	$ 1,165
Accrued expenses and other current liabilities	**(2,138)**	(8,290)
Net fair value	**$ 5,309**	$ (7,125)

All forward contracts outstanding as of September 30, 2003 are expected to mature within the next twelve months.

During fiscal years 2003 and 2002, the gains or losses recognized in earnings for hedge ineffectiveness, including the time value portion excluded from effectiveness testing, were not significant. During fiscal years 2003 and 2002 the Company recognized losses of $143 and $0 respectively for a hedged firm commitment that no longer qualified as a fair value hedge. During fiscal years 2003 and 2002, the Company recognized losses of $16 and $25, respectively resulting from hedged forecasted cash flows that no longer qualified as cash flow hedges.

Derivatives gains and losses, that are included in other comprehensive income, are reclassified into earnings at the time the forecasted revenue or expenses are recognized. The Company estimates that a $3,489 net gain related to forward contracts that is included in other comprehensive income as of September 30, 2003 will be reclassified into earnings within the next twelve months. The amount ultimately realized in earnings will likely differ due to future changes in foreign exchange rates.

(in thousands, except per share data)

Subsequent to the balance sheet date, the Company entered into material foreign exchange forward contracts for approximately $100,000 notional amount. These derivatives were designated as cash flow hedges, to hedge exposure to changes in foreign currency exchange rates associated with revenue denominated in a foreign currency, including long-term exposures.

NOTE 23 >> SELECTED QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following are details of the unaudited quarterly results of operations for the three months ended:

	September 30,	June 30,	March 31,	December31,
2003 (1)				
Revenue	**$ 411,759**	**$ 377,168**	**$ 355,014**	**$ 339,386**
Operating income	**56,167**	**59,982**	**56,314**	**37,955**
Net income	**43,871**	**47,438**	**45,375**	**32,199**
Basic earnings per share	**0.20**	**0.22**	**0.21**	**0.15**
Diluted earnings per share	**0.20**	**0.21**	**0.21**	**0.15**
2002 (2)				
Revenue	$ 355,520	$ 380,135	$ 455,269	$ 422,641
Operating (loss) income	(25,385)	2,503	50,813	21,229
Net (loss) income	(8,986)	(26,851)	26,441	4,334
Basic and diluted (loss) earnings per share	(0.04)	(0.12)	0.12	0.02

(1) In fiscal 2003, the fiscal quarter ended December 31, 2002 included a restructuring charge of $9,956, and the fiscal quarter ended September 30, 2003 included a charge related to the Company's 10% share in Certen's pre-acquisition results of $4,133.

(2) In fiscal 2002, the fiscal quarter ended December 31, 2001 included a restructuring charge and purchased in-process research and development expense of $13,311 and $17,400, respectively, and fiscal quarter ended September 30, 2002 included a restructuring charge and gain from the repurchases of Notes of $20,919 and $6,012, respectively.

DIRECTORS

BRUCE K. ANDERSON
Chairman of the Board

AVINOAM NAOR
Vice Chairman of the Board

ADRIAN GARDNER
Chairman of the Audit Committee

DOV BAHARAV
JULIAN A. BRODSKY
CHARLES E. FOSTER
ELI GELMAN
JAMES S. KAHAN
NEHEMIA LEMELBAUM
JOHN T. MCLENNAN
ROBERT A. MINICUCCI
MARIO SEGAL

OFFICERS

BRUCE K. ANDERSON
President
Amdocs Limited

ROBERT A. MINICUCCI
Vice President
Amdocs Limited

DOV BAHARAV
President and
Chief Executive Officer
Amdocs Management Limited

ELI GELMAN
Executive Vice President
Amdocs Management Limited

RON MOSKOVITZ
Senior Vice President and
Chief Financial Officer
Amdocs Management Limited

DAVID AVNER
Senior Vice President
Amdocs Management Limited

NISSIM DAUNOV
Senior Vice President
Amdocs Management Limited

NEHEMIA LEMELBAUM
Senior Vice President, Technology
Amdocs Management Limited

THOMAS G. O'BRIEN
Treasurer and Secretary
Amdocs Limited

MELINOS PISSOURIOS
Managing Director and
General Manager
Amdocs Development Limited

BURT PODBERE
General Manager
Amdocs Software Systems Limited

PRINCIPAL AMDOCS OFFICES

>> North America

USA
Timberlake Corporate Center
1390 Timberlake Manor Pkwy
Chesterfield, MO 63017-6041
Tel: 314-212-7000

2570 Orchard Pkwy
San Jose, CA 95131
Tel: 408-965-7000

CANADA
2 Bloor Street East, Suite 3100
Toronto, Ontario M4W 3Y7
Tel: 416-355-4000

1000 De La Gauchetière Ouest
Room 2800
Montreal, Quebec H3B 4Y7
Tel: 514-874-0707

>> Latin America

BRAZIL
Rua Bandeira Paulista
702 6/8 andar
Sao Paulo – SP CEP 04532-002
Tel: +55-11-3040-4700

>> Europe

UNITED KINGDOM
Fleetway House
25 Farringdon Street
London EC4A 4EP
Tel: +44-207-343-2500

ISRAEL
8 Hapnina Street
Ra'anana 43000
Tel: +972-9-776-2222

CYPRUS
The Maritime Center
141 Omonia Avenue
PO Box 50483
CY, 3045, Limassol
Tel: +357-25-886-000

IRELAND
Regus House, Harcourt Road
Dublin 2
Tel: +353-14-02-9439

GERMANY
Forumstrasse 26
41468 Neuss
Tel: +49-2131-3480

FRANCE
Regus La Défence-Colisée
12 Avenue de l'Arche
92419 Courbevoie Cedex
Tel: +33-1-46911145

HUNGARY
1045 Budapest, Kalman Imre u. 1
Tel: +361-475-1132

>> Asia Pacific

AUSTRALIA
268 Canterbury Road
Surrey Hills Victoria 3127
Melbourne
Tel: +613-9835-0555

THAILAND
Suntower Building B, 28th floor
123 Vibhavadee-Rangsit Road
Jatujak, Bangkok 10900
Tel: +66-2-617-7510

JAPAN
Tanbaya Building, 3rd floor
2-4 Kojimachi 3-chome
Chiyoda-ku, Tokyo 1020083
Tel: +81-3-3514-1836

GENERAL COUNSEL
Hale and Dorr LLP
300 Park Avenue
New York, NY 10022
Tel: 212-937-7200
Fax: 212-937-7300

INDEPENDENT ACCOUNTANTS
Ernst & Young LLP
5 Times Square
New York, NY 10036-6530
Tel: 212-773-3000
Fax: 212-773-5124

TRANSFER AGENT AND REGISTRAR
American Stock Transfer
& Trust Company
59 Maiden Lane, Plaza Level
New York, NY 10005
Tel: 718-921-8360
Fax: 718-921-8310

SHARES
The Company's shares are traded on the New York Stock Exchange under the symbol DOX.

ANNUAL MEETING
The Annual Meeting of Shareholders will be held on January 22, 2004 at 10:00 am at the:

Drake Swissôtel New York,
440 Park Avenue,
New York, NY 10022.

All shareholders are invited to attend.

INVESTORS INFORMATION
A copy of the Company's Annual Report on Form 20-F, filed with the Securities and Exchange Commission, is available. Requests should be made to Thomas G. O'Brien.

Timberlake Corporate Center
1390 Timberlake Manor Pkwy
Chesterfield, MO 63017-6041
dox_info@amdocs.com
Tel: 314-212-7000
Fax: 314-212-8358

AMDOCS ON THE INTERNET
Corporate, product, financial and shareholder information, including news releases, financial filings and stock quotes are available at the Amdocs website:
www.amdocs.com


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